SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
--------------------------------------------------------------------------------

  BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. V, A LIMITED PARTNERSHIP
                           (Name of Subject Company)

                      OLDHAM INSTITUTIONAL TAX CREDITS LLC
                                    (Bidder)


                                     UNITS
                                (Title of Class
                                 of Securities)

                                   100650407
                             (CUSIP Number of Class
                                 of Securities)

--------------------------------------------------------------------------------
                           Michael H. Gladstone, Esq.
                     c/o Boston Financial Securities, Inc.
                                101 Arch Street
                                Boston, MA 02110
                                 (617) 439-3911

                                   Copies to:

                             Joseph T. Brady, Esq.
                                Peabody & Brown
                               101 Federal Street
                                Boston, MA 02110
                                 (617) 345-1000

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)

                           Calculation of Filing Fee
--------------------------------------------------------------------------------


               Transaction                          Amount of
                Valuation*                          Filing Fee

                $9,546,000                          $1,909.20

--------------------------------------------------------------------------------

     *For purposes of calculating the filing fee only. This amount assumes the purchase of 17,200 Units of limited partnership interests ("Units") of the subject company for $555.00 per Unit in cash.

         {  } Check box if any part of the fee is offset as provided by Rule
              0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount previously paid:                                     N/A
Filing party:                                               N/A

Cusip No.:100650407                     14D-1


--------------------------------------------------------------------------------
1.       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

                  OLDHAM INSTITUTIONAL TAX CREDITS LLC
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
          (See Instructions)
                                                                       (a)  { }
                                                                       (b)  {X}
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Sources of Funds (See Instructions)

         AF; BK

--------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(e) or 2(f)
                                                                       { }
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Massachusetts

--------------------------------------------------------------------------------
7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         The Reporting Person does not own any Units. However, the Reporting Person is an affiliate of the general partners of the Subject Company. Arch Street V Limited Partnership, one of the general partners of the Subject Company acquired 5 Units in the Subject Company in 1989 as the initial limited partner of the subject company in connection with the original formation of the Subject Company.

--------------------------------------------------------------------------------
8.       Check Box if the Aggregate Amount in Row (7) Excludes
         Certain Shares (See Instructions)
                                                                       { }
--------------------------------------------------------------------------------
9.       Percent of Class Represented by Amount in Row (7)

         Less than 1%.
--------------------------------------------------------------------------------
10.      Type of Reporting Person (See Instructions)

         OO

         Cusip No.:100650407                            14D-1


--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WEST CEDAR MANAGING, INC.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                       (a)  { }
                                                                       (b)  {X}
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Sources of Funds (See Instructions)

         AF; BK
--------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(e) or 2(f)
                                                                       { }
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

          Massachusetts

--------------------------------------------------------------------------------
7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         The Reporting Person does not own any Units. However, the Reporting Person is an affiliate of the general partners of the Subject Company. Arch Street V Limited Partnership, one of the general partners of the Subject Company acquired 5 Units in the Subject Company in 1989 as the initial limited partner of the subject company in connection with the original formation of the Subject Company.

--------------------------------------------------------------------------------
8.       Check Box if the Aggregate Amount in Row (7) Excludes
         Certain Shares (See Instructions)
                                                                       { }

--------------------------------------------------------------------------------
9.       Percent of Class Represented by Amount in Row (7)

         Less than 1%.
--------------------------------------------------------------------------------
10.      Type of Reporting Person (See Instructions)

         CO

Item 1.           Security and Subject Company.

     (a) The name of the subject company is Boston Financial Qualified Housing Tax Credits L.P. V, A Limited Partnership, a Massachusetts limited partnership (the "Partnership"), which has its principal executive offices at 101 Arch Street, Boston, Massachusetts 02110.

     (b) This Schedule 14D-1 relates to the offer by Oldham Institutional Tax Credits LLC, a Massachusetts limited liability company ("the Purchaser"), to purchase up to 17,200 issued and outstanding Units ("Units") of limited partnership interests in the Partnership ("Limited Partnership Interests") at $555.00 per Unit, net to the seller in cash (the "Purchase Price"), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 24, 1997 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Information concerning the number of outstanding Units is set forth in the Introduction to the Offer to Purchase and is incorporated herein by reference.

     (c) The information set forth in Section 13 ("Purchase Price
Considerations") of the Offer to Purchase is incorporated herein by reference.


Item 2.           Identity and Background.

     (a)-(d) The information set forth in Section 10 ("Certain Information Concerning the Purchaser") and Schedule I to the Offer to Purchase is incorporated herein by reference.

     (e) and (f) During the last five years, neither the Purchaser nor, to the best of its knowledge, any of the persons listed in Schedule I or referred to in
Section 10 ("Certain Information Concerning the Purchaser") of the Offer to Purchase (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

     (g) The information set forth in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 3.           Past Contacts, Transactions or Negotiations With the Subject
                  Company.

     (a) The Purchaser is an affiliate of both Arch Street, V, Inc., the managing general partner of the Partnership, and Arch Street V Limited Partnership, the other general partner of the Partnership. Accordingly, the information contained in Section 9 ("Certain Information Concerning the Partnership") of the Offer to Purchase, including the terms of the Partnership's amended and restated agreement of limited partnership, as amended to date (the "Partnership Agreement"), is incorporated herein by reference. Additionally, the information set forth in Section 10 ("Certain Information Concerning the Purchaser") and Schedule I to the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in Section 11 ("Background of the Offer") of the Offer to Purchase is incorporated herein by reference.

 Item 4.          Source and Amount of Funds or Other Consideration.

     (a)-(c) The information set forth in Section 12 ("Source of Funds") of the Offer to Purchase is incorporated herein by reference.


Item 5.           Purpose of the Tender Offer and Plans or Proposals of the
                  Bidder.

     (a)-(b) The information set forth in Section 8 ("Purpose of the Offer; Future Plans") of the Offer to Purchase is incorporated herein by reference.

     (c)-(e) Not applicable.

     (f)-(g) The information set forth in Section 7 ("Effects of the Offer") of the Offer to Purchase is incorporated herein by reference.

Item 6.           Interest in Securities of the Subject Company.

     (a) The information set forth in the Introduction and Section 10 ("Certain Information Concerning the Purchaser") of the Offer to Purchase is incorporated herein by reference.

     (b) None.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

     The information set forth in Section 10 ("Certain Information Concerning the Purchaser") and Section 11 ("Background of the Offer") of the Offer to Purchase is incorporated herein by reference.


Item 8.           Persons Retained, Employed or to be Compensated.

     The information set forth in Section 16 ("Certain Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.


Item 9.           Financial Statements of Certain Bidders.

     Not applicable.


Item 10.          Additional Information.

     (a) None.

     (b)-(d) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein in its entirety by reference.

Item 11. Material to be Filed as Exhibits.

         (a)(1)   Offer to Purchase, dated July 24, 1997.

         (a)(2)   Letter of Transmittal.

         (a)(3) Cover Letter, dated July 24, 1997, from Oldham Institutional Tax Credits LLC to the Limited Partners.

         (b)      None.

         (c)      None.

         (d)      None.

         (e)      Not applicable.

         (f)      None.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 24, 1997


                        OLDHAM INSTITUTIONAL TAX CREDITS LLC

                        By:      West Cedar Managing Inc., its managing member

                                 By:      /s/ Jenny Netzer
                                          -----------------------------------
                                          Name:     Jenny Netzer
                                          Title: President



                        WEST CEDAR MANAGING, INC.


                                 By:      /s/ Jenny Netzer
                                          ------------------------------------
                                          Name:     Jenny Netzer
                                          Title: President

                                 EXHIBIT (a)(1)

                                 Exhibit (a)(1)





                                OFFER TO PURCHASE
                                  UP TO 17,200
                                      UNITS
                                       in

  BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. V, A LIMITED PARTNERSHIP
                                       for
                          $555.00 NET PER UNIT IN CASH
                                       by

                      OLDHAM INSTITUTIONAL TAX CREDITS LLC



--------------------------------------------------------------------------------
THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON AUGUST 21, 1997, UNLESS EXTENDED.
--------------------------------------------------------------------------------


     Oldham Institutional Tax Credits LLC, a Massachusetts limited liability company (the "Purchaser") and an affiliate of the general partners of the Partnership (as defined below), hereby offers to purchase up to 17,200 of the issued and outstanding Units ("Units") of limited partnership interests ("Limited Partnership Interests") in Boston Financial Qualified Housing Tax Credits L.P. V, A Limited Partnership, a Massachusetts limited partnership (the "Partnership"), at a purchase price of $555.00 per Unit, net to the seller in cash (the "Purchase Price"), without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, as each may be supplemented, modified or amended from time to time (which together constitute the "Offer"). LIMITED PARTNERS WHO TENDER THEIR UNITS WILL NOT BE OBLIGATED TO PAY ANY COMMISSIONS OR PARTNERSHIP TRANSFER FEES. The 17,200 Units sought pursuant to the Offer represent, to the best knowledge of the Purchaser, approximately 25% of the Units outstanding as of the date of this Offer.

--------------------------------------------------------------------------------
THE PURCHASER AND THE GENERAL PARTNERS OF THE PARTNERSHIP ARE AFFILIATED.

THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF UNITS BEING TENDERED. SEE SECTION 14 ("CONDITIONS OF THE OFFER").

--------------------------------------------------------------------------------

Before tendering, Limited Partners are urged to consider the following factors:

o Limited Partners who have a present or future need for the low-income housing credits and/or tax losses from the Units may prefer to retain their Units and not tender them pursuant to the Offer, or any other tender offer.

o Although the Purchaser cannot predict the future value of the Partnership's assets on a per Unit basis, the net after-tax benefit that would be realized from retaining ownership of Units together with any cash distributions from operations and any net proceeds from a future sale of the properties owned by the Partnership (the "Properties") could differ significantly from the Purchase Price. See Section 13 ("Purchase Price Considerations").

o If the Purchaser is successful in acquiring a significant number of Units pursuant to the Offer, the Purchaser could be in a position to significantly influence all Partnership decisions on which Limited Partners may vote, including decisions regarding removal of any General Partner, certain amendments to the Partnership Agreement (as defined in the Glossary) and dissolution of the Partnership.

                                    IMPORTANT

     Any (i) Limited Partner, (ii) beneficial owner, in the case of Units owned by Individual Retirement Accounts or Keogh Plans (a "Beneficial Owner"), or
(iii) person who has purchased Units but has not yet been reflected on the Partnership's books as a transferee of such Units (an "Assignee"), desiring to tender any or all of such person's Units should either (1) complete and sign the Letter of Transmittal, or a facsimile copy thereof, in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal, or a facsimile copy thereof, and any other required documents to The Herman Group, Inc. (the "Administrative Agent/Depositary"), at the address or facsimile number set forth below, or (2) request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her. Unless the context requires otherwise, references to Limited Partners in this Offer to Purchase shall be deemed to also refer to Beneficial Owners and Assignees. Questions concerning the Offer to Purchase may be directed to the Purchaser at the toll-free telephone number set forth below. Questions on, or requests for assistance in, completing the documentation or requests for additional copies of this Offer to Purchase, the Letter of Transmittal and other related documents may be directed to the Administrative Agent/Depositary at the address and toll-free telephone number set forth below.

     NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR TO PROVIDE ANY INFORMATION OTHER THAN AS CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. NO SUCH
RECOMMENDATION, INFORMATION OR REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     EACH LIMITED PARTNER IS URGED TO READ CAREFULLY THE ENTIRE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND RELATED DOCUMENTS.


           For Additional Information Concerning the Offer to Purchase
                                    contact:

                      Oldham Institutional Tax Credits LLC
                                 101 Arch Street
                           Boston, Massachusetts 02110
                     Telephone: (800) 829-9213, extension 12

For Assistance in Completing the Letter of Transmittal and Related Documentation
    or Additional Copies of the Offer to Purchase, Letter of Transmittal and
                           Related Documents contact:

                             The Herman Group, Inc.
                             2121 San Jacinto Street
                                   26th Floor
                               Dallas, Texas 75201
                            Telephone: (800) 243-8440
                   Facsimile: (214) 999-9323 or (214) 999-9348

         Return the Letter of Transmittal and Related Documentation to:
                             The Herman Group, Inc.
                             2121 San Jacinto Street
                                   26th Floor
                               Dallas, Texas 75201
                            Telephone: (800) 243-8440
                   Facsimile: (214) 999-9323 or (214) 999-9348

                                TABLE OF CONTENTS


                                                                            Page
INTRODUCTION.................................................................13


THE TENDER OFFER.............................................................16

1.   TERMS OF THE OFFER......................................................16
2.   PRORATION; ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS.................17
3.   PROCEDURES FOR TENDERING UNITS..........................................18
4.   WITHDRAWAL RIGHTS.......................................................20
5.   EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT......................21
6.   CERTAIN FEDERAL INCOME TAX CONSEQUENCES.................................22
7.   EFFECTS OF THE OFFER....................................................24
8.   PURPOSE OF THE OFFER; FUTURE PLANS......................................26
9.   CERTAIN INFORMATION CONCERNING THE PARTNERSHIP..........................27
10.  CERTAIN INFORMATION CONCERNING THE PURCHASER............................33
11.  BACKGROUND OF THE OFFER.................................................34
12.  SOURCE OF FUNDS.........................................................34
13.  PURCHASE PRICE CONSIDERATIONS...........................................35
14.  CONDITIONS OF THE OFFER.................................................37
15.  CERTAIN LEGAL MATTERS...................................................38
16.  CERTAIN FEES AND EXPENSES...............................................39
17.  MISCELLANEOUS...........................................................40

     To the Limited Partners of Boston Financial Qualified Housing Tax Credits L.P. V, A Limited Partnership:


                                  INTRODUCTION

     Oldham Institutional Tax Credits LLC, a Massachusetts limited liability company ("the Purchaser") and an affiliate of the General Partners of the Partnership (as defined below), hereby offers to purchase up to of 17,200 the issued and outstanding Units ("Units") representing limited partnership interests in Boston Financial Qualified Housing Tax Credits L.P. V, A Limited Partnership, a Massachusetts limited partnership (the "Partnership"), at a purchase price of $555.00 per Unit, net to the seller in cash (the "Purchase Price"), without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, as each may be supplemented, modified or amended from time to time (which together constitute the "Offer"). Limited Partners who tender their Units will not be obligated to pay any commissions or Partnership transfer fees. The 17,200 Units sought pursuant to the Offer represent, to the best knowledge of the Purchaser, approximately 25% of the Units issued and outstanding as of the date of this Offer.

     The Purchaser is affiliated with Arch Street V, Inc. (the "Managing General Partner") and Arch Street V Limited Partnership (the "Co-General Partner"), the general partners of the Partnership (collectively, the "General Partners").

     The Purchaser's Offer is being made to provide Limited Partners who have a present or anticipated need for liquidity with an opportunity to sell their Units. See Section 11 ("Background of the Offer").

     The Purchaser is making this Offer because it believes that the Units represent an attractive investment at the price offered based upon, in part, the expected remaining Low-Income Housing Credits and tax losses. There can be no assurance, however, that the Purchaser's judgment is correct, and, as a result, ownership of Units (either by the Purchaser or Limited Partners who retain their Units) will remain a speculative investment. The Purchaser is acquiring the Units for investment purposes and does not intend to make any effort to change current management or the operations of the Partnership. Because the Purchaser is affiliated with the General Partners, the Purchaser's acquisition of Units may have the effect of making any future change of current management more difficult. The Purchaser has no current plans for any extraordinary transaction involving the Partnership.

     Factors to be considered by Limited Partners. In considering the Offer, Limited Partners are urged to consider the following factors:

o Limited Partners who have a present or future need for the Low-Income Housing Credits and/or tax losses from the Units may prefer to retain their Units and not tender them pursuant to the Offer, or any other tender offer.

o Although the Purchaser cannot predict the future value of the Partnership's assets on a per Unit basis, the net after-tax benefit that would be realized from retaining ownership of the Units together with any cash distributions from operations and any net proceeds from a future sale of the properties owned by the Partnership (the "Properties") could differ significantly from the Purchase Price. See Section 13 ("Purchase Price Considerations").

o There may be a conflict between the desire of the Purchaser to acquire the Units at a low price and the desire of the Limited Partners to sell their Units at a high price. Therefore, Limited Partners might receive greater value if they hold their Units, rather than tender, continue to be allocated Low-Income Housing Credits and tax losses, and receive any distributions from operations and any proceeds, if any, from the liquidation of the Partnership. Alternatively, Limited Partners may prefer to receive the Purchase Price now rather than wait to be allocated future Low-Income Housing Credits and tax losses and uncertain future cash distributions. The return to Limited Partners could be higher or lower than the Purchase Price for persons who retain their Units.

o The Purchaser has been formed and the Offer is being made in order to acquire Units for investment purposes. The Purchaser intends to sell membership interests in the Purchaser to third parties with a need for the Low-Income Housing Credits and/or tax losses attributable to the tendered Units. The aggregate sales price of the Purchaser's membership interests to third parties will be equal to the aggregate Purchase Price for the tendered Units plus the Purchaser's expenses in conducting and consummating this Offer and financing the purchase of the tendered Units. Neither the Purchaser nor its current members will derive a profit from the sale of the Purchaser's membership interests. Affiliates of the Purchaser, however, expect to arrange the sale of membership interests of the Purchaser to third parties upon conclusion of the Offer. In connection with such sales and in consideration for structuring this transaction, it is expected that those affiliates will earn fees. These fees will be, in part, dependent on the amount third parties are willing to pay for membership interests and the amount of membership interests sold. There can be no assurance, however, that any membership interests in the Purchaser will be sold or at what price.

o If the Purchaser is successful in acquiring a significant number of Units pursuant to the Offer, the Purchaser could be in a position to significantly influence all Partnership decisions on which Limited Partners may vote. Additionally, because the Purchaser is affiliated with the General Partners, the Purchaser's acquisition of Units may have the effect of making any future change of the Partnership's current management more difficult. If the maximum number of Units sought by the Purchaser is tendered and accepted for payment pursuant to the Offer, the Purchaser will own approximately 25% of the outstanding Units. The ownership of tendered Units by the Purchaser could effectively (i) prevent non-tendering Limited Partners from taking actions they desire but that the Purchaser opposes and
     (ii) enable the Purchaser to take actions desired by it but opposed by certain non-tendering Limited Partners. Under the Partnership Agreement, Limited Partners holding more than 50% of the outstanding Units are entitled to take action with respect to a variety of matters, including: approving the dissolution of the Partnership; approving the removal of any General Partner and proposing and approving a replacement therefor; and most types of amendments to the Partnership Agreement. Although the Purchaser does not have any current intentions with regard to any of these matters, it will vote the Units acquired pursuant to the Offer in its interest, which may, or may not, be in the best interest of non-tendering Limited Partners.

o According to the Partnership's Form 10-K for the fiscal year ended March 31, 1997 (the "Form 10-K"), all of the properties owned by the Local Limited Partnerships in which the Partnership has an interest have completed construction or rehabilitation and initial leaseup. The Form 10-K indicates that the amount of the Low-Income Housing Credits claimed by the Partnership was $150.99 per Unit for the 1996 calendar year, $150.99 per Unit for the 1995 calendar year and $ 151.09 per Unit for the 1994 calendar year. Low-Income Housing Credits are generally available for 10 years. According to the Form 10-K the Low-Income Housing Credits are expected to remain stable through the year 2000 then decrease as certain properties reach the end of the ten year credit period. Although there can be no assurances as to whether Low-Income Housing Credits will continue to be available, the Purchaser estimates that a total of approximately $645 Low-Income Housing Credits per Unit will be available during the period beginning September 1, 1997 and ending December 31, 2003. In addition, although there can be no assurances as to whether tax losses will continue to be available, each Unit will have been allocated approximately $493 of tax losses through August 31, 1997 and the Purchaser estimates that each

     Unit will be allocated approximately $496 of tax losses from September 1, 1997 through December 31, 2008. Actual future tax benefits may differ significantly from the foregoing estimates. Tax losses are less valuable than Low-Income Housing Credits because tax losses can reduce income (thereby resulting in a savings equal to the product of the tax loss and the taxpayer's applicable tax rate) and require a reduction in tax basis (which may cause taxable income to be recognized in subsequent years),whereas Low-Income Housing Credits result in a dollar-for-dollar reduction in tax liability. In addition, the use of tax losses is subject to limitations imposed by the passive activity rules. Limited Partners should consider whether the Purchase Price is more valuable to them than the present value of anticipated future tax benefits.

     Limited Partners may no longer wish to continue with their investment in the Partnership for a number of reasons, including:

o Although limited resale mechanisms are available to the Limited Partners wishing to sell their Units, there is no formal or organized trading market for the Units. The Form 10-K states: "There is no public market for the Units, and it is not expected that a public market will develop." Accordingly, Limited Partners who desire resale liquidity may wish to consider the Offer. The Offer affords a significant number of Limited Partners with an opportunity to dispose of their Units for cash, which alternative otherwise might not be available to them.

o The Offer will provide Limited Partners with an immediate opportunity to liquidate their investment in the Partnership without the usual transaction costs associated with market sales or partnership transfer fees.

o Although not necessarily an indication of value, the $555.00 Purchase Price is competitive with the weighted average selling price for Units reported in the limited and sporadic secondary market during the 12-month period ended June 30, 1997. See Section 13 ("Purchase Price
     Considerations").

o The Offer may be attractive for Limited Partners whose circumstances have changed such that anticipated future allocation of Low-Income Housing Credits and tax losses may no longer be beneficial to them.

o Acceptance of the Offer will eliminate any future risk to the selling Limited Partners of recapture of the Low-Income Housing Credits received, since such risk will be borne by the Purchaser.

o General disenchantment with real estate investments and with long-term investments in limited partnerships because of, among other things, their illiquidity.

o The Offer may be attractive to certain Limited Partners who wish in the future to avoid the continued additional expense, delay and complication in filing income tax returns which result from an ownership of Units.

o The Offer provides Limited Partners with the opportunity to liquidate their Units and to reinvest the proceeds in other investments should they desire to do so.

o The Purchaser believes that the Units represent an attractive investment at the Purchase Price based upon, in part, the expected remaining Low-Income Housing Credits and tax losses. There can be no assurance, however, that this judgment is correct. Therefore, ownership of Units will remain a speculative investment.

         Following the completion of the Offer the Purchaser and its affiliates may acquire additional Units. Any such acquisitions may be made through private purchases, through one or more future tender offers or by any other means deemed advisable, and may be at prices higher or lower than the price to be paid for the Units purchased pursuant to the Offer. See Section 8 ("Purpose of the Offer; Future Plans").

     The Offer is not conditioned upon a minimum number of Units being tendered If, as of the Expiration Date, more than 17,200 Units are validly tendered and not properly withdrawn, the Purchaser will only accept for purchase on a pro rata basis 17,200 Units, subject to the terms and conditions herein. See Section 14 ("Conditions of the Offer").

     Limited Partners are urged to consider carefully all of the information contained herein before accepting the Offer.

     The Purchaser expressly reserves the right, in its sole discretion and for any reason, to terminate the Offer at any time and to waive any or all of the conditions of the Offer, although the Purchaser does not presently intend to waive any such conditions. See Section 7 ("Effects of the Offer").

     According to the Form 10-K, as of March 31, 1997 there were 68,929 Units issued and outstanding and 3,753 record holders of Units.

     Except as otherwise indicated, information contained in this Offer to Purchase is based upon documents and reports publicly filed by the Partnership with the Commission. Although the Purchaser has no information that any statements contained in this Offer to Purchase are untrue, the Purchaser does not take responsibility for the accuracy or completeness of any information contained in this Offer to Purchase which is derived from such public documents, or for any failure by the Partnership to disclose events which may have occurred and may affect the significance or accuracy of any such information but which are unknown to the Purchaser.

     Each Limited Partner must make his or her own decision based on his or her particular circumstances. Limited Partners should consult with their respective advisors about the financial, tax, legal and other implications to them of accepting the Offer. Limited Partners are urged to read this Offer to Purchase, the related Letter of Transmittal and the other accompanying materials carefully before deciding whether to tender their Units.

                                THE TENDER OFFER

     1. Terms of the Offer.

     Upon the terms of the Offer (including the terms and conditions of any extension or amendment of the Offer), the Purchaser will accept for payment and pay for up to 17,200 Units that are validly tendered on or prior to the Expiration Date (as hereinafter defined) and not withdrawn in accordance with
Section 4 ("Withdrawal Rights"). The term "Expiration Date" shall mean 12:00 midnight, Eastern time, on August 21, 1997, unless the Purchaser, in its sole discretion, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Purchaser, will expire.

IF, PRIOR TO THE EXPIRATION DATE, THE PURCHASER SHALL INCREASE THE PURCHASE PRICE OFFERED TO LIMITED PARTNERS, SUCH INCREASED PURCHASE PRICE SHALL BE PAID FOR ALL UNITS ACCEPTED FOR PAYMENT PURSUANT TO THE OFFER, WHETHER OR NOT SUCH UNITS WERE TENDERED PRIOR TO THE INCREASE IN CONSIDERATION.

     The Offer is conditioned on satisfaction of certain conditions. See Section 14 ("Conditions of the Offer"). The Purchaser reserves the right (but shall not be obligated), in its sole discretion, to waive any or all of such conditions. If, on or prior to the Expiration Date, any or all of such conditions have not been satisfied or waived, the Purchaser may (i) decline to purchase any of the Units tendered, terminate the Offer and return all tendered Units to tendering Limited Partners, (ii) waive all the then unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Units validly tendered, (iii) extend the Offer and, subject to the right of Limited Partners to withdraw
Units until the Expiration Date, retain the Units that have been tendered during the period or periods for which the Offer is extended, or (iv) amend the Offer.

     This Offer to Purchase, the related Letter of Transmittal and, if required, any other relevant materials are being mailed, at the Purchaser's expense, by the Administrative Agent/Depository based on name and address information provided by the Partnership at the Purchaser's request, to Limited Partners to the extent their names and addresses are reflected on the books and records of the Partnership.

     2. Proration; Acceptance for Payment and Payment for Units.

     If more than 17,200 Units are validly tendered on or prior to the Expiration Date and not properly withdrawn on or prior to the Expiration Date, the Purchaser will only accept for payment, upon the terms and subject to the conditions of the Offer, and pay for an aggregate of 17,200 Units so tendered, pro rata according to the number of Units validly tendered and not properly withdrawn on or prior to the Expiration Date, with appropriate adjustments to avoid purchases that would violate the transfer restrictions in Section 7.1 of the Partnership Agreement (the "Transfer Restrictions"). If the number of Units validly tendered and not properly withdrawn on or prior to the Expiration Date is less than or equal to 17,200 Units, the Purchaser will purchase all Units so tendered and not properly withdrawn, upon the terms and subject to the conditions of the Offer.

     In the event that proration of tendered Units is required, and because of the difficulty of determining the proration results, the Purchaser may not be able to announce the final results of such proration until at least approximately seven business days after the Expiration Date. Subject to the Purchaser's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay Limited Partners the Purchase Price in respect of Units tendered or return those Units promptly after the termination or withdrawal of the Offer, the Purchaser does not intend to pay for any Units accepted for payment pursuant to the Offer until the final proration results are known.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will purchase, by accepting for payment, and will pay for, all Units validly tendered and not withdrawn in accordance with Section 4 on or prior to the Expiration Date as promptly as practicable following the Expiration Date. In addition, subject to applicable rules of the Commission, the Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Units pending receipt of any regulatory or governmental approvals specified in Section 15 ("Certain Legal Matters") or pending receipt of any additional documentation required by the Letter of Transmittal. In all cases, payment for Units accepted for payment pursuant to the Offer will be made only after timely receipt by the Administrative Agent/Depositary of (a) the Letter of Transmittal properly completed and duly executed and (b) any other documents required by the Letter of Transmittal.

     For purposes of the Offer, the Purchaser shall be deemed to have accepted for payment tendered Units when, as and if the Purchaser gives oral or written notice to the Administrative Agent/Depositary of the Purchaser's acceptance for payment of such Units pursuant to the Offer. No tender of Units will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived.

     If any tendered Units are not purchased pursuant to the Offer for any reason, the Letter of Transmittal with respect to such Units will be destroyed by the Administrative Agent/Depositary. If, for any reason whatsoever, acceptance for payment of or payment for any Units tendered pursuant to the Offer is delayed or the Purchaser is unable to accept for payment, purchase or pay for Units tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights under Section 14 ("Conditions of the Offer"), the Administrative Agent/Depositary may, nevertheless, on behalf of the Purchaser and subject to Rule 14e-1(c) under the Exchange Act, retain tendered Units, and such Units may not be withdrawn except to the extent that the tendering Limited Partner is entitled to withdrawal rights as described in Section 4 ("Withdrawal Rights").

     3. Procedures for Tendering Units

     Valid Tender and Delivery of Letter of Transmittal. For Units to be validly tendered pursuant to the Offer, a Letter of Transmittal, properly completed and duly executed, together with any other documents required by the Letter of Transmittal, must be received by the Administrative Agent/Depositary at its address on the back cover page of the Offer to Purchase on or prior to the Expiration Date. See Instruction 1 to the Letter of Transmittal.

     In order for a tendering Limited Partner to participate in the Offer, Units must be validly tendered and not withdrawn on or prior to the Expiration Date, which is 12:00 midnight, Eastern time, on August 21, 1997, unless extended.

     The method of delivery of the Letter of Transmittal and all other required documents is at the option and risk of the tendering Limited Partner and delivery will be deemed made only when actually received by the Administrative Agent/Depositary. If delivery is by mail, registered mail with return receipt requested is recommended. In all cases, sufficient time should be allowed to ensure timely delivery. See Instruction 1 to the Letter of Transmittal.

     Backup Federal Income Tax Withholding. To prevent the possible application of backup federal income tax withholding with respect to payment of the Purchase Price pursuant to the offer, a tendering Limited Partner must provide the Purchaser with such Limited Partner's correct taxpayer identification number or social security number (the "TIN") by certifying in the Substitute Form W-9 included in the Letter of Transmittal that the TIN provided on the front cover of the Letter of Transmittal is correct or such TIN, as corrected, is correct. See Instruction 4 to the Letter of Transmittal. This requirement does not apply to corporations.

     FIRPTA Withholding. To prevent the withholding of federal income tax in an amount equal to 10% of the sum of the Purchase Price plus the amount of Partnership liabilities allocable to each Unit purchased, each Limited Partner must complete the FIRPTA Affidavit included in the Letter of Transmittal certifying such Limited Partner's TIN and address and that the Limited Partner is not a foreign person. See Instruction 4 to the Letter of Transmittal.

     Appointment as Proxy; Power of Attorney. By executing and delivering the Letter of Transmittal, a tendering Limited Partner irrevocably appoints the Purchaser and the designees of the Purchaser and each of them as such Limited Partner's proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such Limited Partner's rights with respect to the Units tendered by such Limited Partner and accepted for payment by the Purchaser (and with respect to any and all other Units or other securities issued or issuable in respect of such Units on or after the date hereof). All such proxies shall be considered irrevocable and coupled with an interest in the tendered Units. Such appointment will be effective when, and only to the extent that, the Purchaser accepts such Units for payment. Upon such acceptance for payment, all prior proxies given by such Limited Partner with respect to such Units (and such other Units and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consents executed (and, if given or executed, will not be deemed effective). The Purchaser and its designees will, with respect to the Units (and such other Units and securities) for which such appointment is effective, be empowered to exercise all voting and other rights of such Limited Partner as it in its sole discretion may deem proper pursuant to the Partnership's Amended and Restated Agreement of Limited Partnership dated as of March 2, 1990, as amended to date (the "Partnership Agreement") or otherwise. The Purchaser may assign such proxy and/or power of attorney to any person with or without assigning the related Units with respect to which such proxy and/or power of attorney was granted. The Purchaser reserves the right to require that, in order for Units to be deemed validly tendered, immediately upon the Purchaser's payment for such Units, the Purchaser must be able to exercise full voting rights with respect to such Units and other securities.

     In addition, pursuant to such appointment as attorneys-in-fact, the Purchaser and its designees each will have the power, among other things, (i) to seek to transfer ownership of such Units on the books and records of the Partnership (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith, including, without limitation, any documents or instruments required to be executed under the Partnership Agreement or a "Transferor's (Seller's) Application for Transfer" created by the NASD, if required), (ii) to be allocated all Low-Income Housing Credits and tax losses and to receive any and all distributions made by the Partnership after the Expiration Date, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such Units in accordance with the terms of the Offer, (iii) to execute and deliver to the Partnership and/or the General Partners (as the case may be) a change of address form instructing the Partnership to send any and all future distributions to which the Purchaser is entitled pursuant to the terms of the Offer in respect of tendered Units to the address specified in such form, and
(iv) to endorse any check payable to or upon the order of such Limited Partner representing a distribution, if any, to which the Purchaser is entitled pursuant to the terms of the Offer, in each case on behalf of the tendering Limited Partner.

     Assignment of Entire Interest in the Partnership. By executing and delivering the Letter of Transmittal, a tendering Limited Partner irrevocably assigns to the Purchaser and its assigns all of the, direct and indirect, right, title and interest of such Limited Partner in the Partnership with respect to the Units tendered and purchased pursuant to the Offer, including, without limitation, such Limited Partner's right, title and interest in and to any and all Low-Income Housing Credits and tax losses and any and all distributions made by the Partnership after the Expiration Date in respect of the Units tendered by such Limited Partner and accepted for payment by the Purchaser, regardless of the fact that the Partnership Agreement provides that transfers are effective on the first day of the fiscal quarter following the fiscal quarter in which the transfer occurs. The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to any third party, the right to purchase Units tendered pursuant to the Offer, together with its rights under the Letter of Transmittal, but any such transfer or assignment will not relieve the assigning party of its obligations under the Offer or prejudice the rights of tendering Limited Partners to receive payment for Units validly tendered and accepted for payment pursuant to the Offer.

     Determination of Validity. All questions as to the form of documents and validity, eligibility (including time of receipt) and acceptance for payment of any tender of Units will be determined by the Purchaser, in its sole discretion, whose determination shall be final and binding on all parties. The Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form, or the acceptance of or payment for which may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender of Units of any particular Limited Partner whether or not similar defects or irregularities are waived in the case of other Limited Partners.

     Assignee Status. Assignees must provide documentation to the Administrative Agent/Depositary which demonstrates, to the satisfaction of the Purchaser, such person's status as an assignee of a Unit.

     The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. No tender of Units will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of the Purchaser, any of its affiliates or assigns, if any, the Administrative Agent/Depositary or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

     The Purchaser's acceptance for payment of Units tendered pursuant to the procedures described above will constitute a binding agreement between the tendering Limited Partner and the Purchaser upon the terms and subject to the conditions of the Offer.

     4. Withdrawal Rights.

     Tenders of Units made pursuant to the Offer are irrevocable, except that Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment as provided in this Offer to Purchase, may also be withdrawn at any time after September 21, 1997.

     For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Administrative Agent/Depositary at the address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name(s) of the person(s) who tendered the Units to be withdrawn, the number of Units to be withdrawn and the name(s) of the registered holder(s) of the Units, if different from that of the person(s) who tendered such Units. Such notice of withdrawal must also be signed by the same person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed. If the Units are held in the name of two or more persons, all such persons must sign the notice of withdrawal. Any Units properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be re-tendered at any subsequent time prior to the Expiration Date by following the procedures described in Section 3 ("Procedures for Tendering Units").

     If, for any reason whatsoever, acceptance for payment of any Units tendered pursuant to the Offer is delayed, or the Purchaser is unable to accept for payment or pay for Units tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights set forth herein, the Administrative Agent/Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Units and such Units may not be withdrawn except to the extent that the tendering Limited Partner is entitled to and duly exercises withdrawal rights as described herein. The reservation by the Purchaser of the right to delay the acceptance or purchase of or payment for Units is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires the Purchaser to pay the consideration offered or return Units tendered by or on behalf of Limited Partners promptly after the termination or withdrawal of the Offer.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination shall be final and binding. None of the Purchaser, any of its affiliates or assigns, if any, the Administrative Agent/Depositary or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     5. Extension of Tender Period; Termination; Amendment.

     The Purchaser reserves the right, in its sole discretion and regardless of whether any of the conditions set forth in Section 14 ("Conditions of the Offer") shall have been satisfied, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units, (ii) to terminate the Offer and not accept for payment any Units not already accepted for payment or paid for, and (iii) to amend the Offer in any respect by giving oral or written notice of such amendment to the Administrative Agent/Depositary.

     If the Purchaser increases or decreases either the number of the Units being sought or the consideration to be paid for any Units pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the Offer will be extended until, at a minimum, the expiration of such period of 10 business days. If the Purchaser makes a material change in the terms of the Offer (other than a change in price or percentage of securities sought) or in the information concerning the Offer, or waives a material condition of the Offer, the Purchaser will extend the Offer, if required by applicable law, for a period sufficient to allow Limited Partners to consider the amended terms of the Offer.

     The Purchaser also reserves the right, in its sole discretion, if any of the conditions specified under Section 14 ("Conditions of the Offer") shall not have been satisfied and so long as Units have not theretofore been accepted for payment, to delay (except as otherwise required by applicable law) acceptance for payment of or payment for Units or to terminate the Offer and not accept for payment or pay for Units.

     If the Purchaser extends the period of time during which the Offer is open, delays acceptance for payment of or payment for Units or is unable to accept for payment or pay for Units pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Administrative Agent/Depositary may, on behalf of the Purchaser, retain all Units tendered, and such Units may not be withdrawn except as otherwise provided under Section 4 ("Withdrawal Rights"). The reservation by the Purchaser of the right to delay acceptance for payment of or payment for Units is subject to applicable law, which requires that the Purchaser pay the consideration offered or return the Units deposited by or on behalf of Limited Partners promptly after the termination or withdrawal of the Offer.

     Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of the Offer, the Purchaser will make a public announcement of such extension no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date.

     6. Certain Federal Income Tax Consequences.

     The following summary is a general discussion of certain expected federal income tax consequences of a sale of Units pursuant to the Offer. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury Regulations thereunder, administrative rulings, practice and procedures and judicial authority as of the date of the Offer. All of the foregoing are subject to change, and any such change could affect the continuing accuracy of this summary. In particular, legislation is current pending in both Houses of Congress which could make significant changes in the Federal tax laws, including tax rates applicable to long-term gains. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular Limited Partner based on such Limited Partner's specific circumstances or to certain types of Limited Partners subject to special treatment under the federal income tax laws (for example, foreign persons, dealers in securities, banks, insurance companies and tax-exempt entities), nor does it discuss any aspect of state, local, foreign or other tax laws. Sales of Units pursuant to the Offer will be taxable transactions for federal income tax purposes, and may also be taxable transactions under applicable state, local, foreign and other tax laws. EACH LIMITED PARTNER SHOULD CONSULT HIS OR ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH LIMITED PARTNER OF SELLING UNITS PURSUANT TO THE OFFER, INCLUDING, WITHOUT LIMITATION, FEDERAL, STATE AND LOCAL TAX CONSEQUENCES.

     Consequences to Tendering Limited Partner. A Limited Partner will recognize gain or loss on a sale of Units pursuant to the Offer equal to the difference between (i) the Limited Partner's "amount realized" on the sale and (ii) the Limited Partner's adjusted tax basis in the Units sold. The "amount realized" with respect to a Unit sold pursuant to the Offer will be equal to the sum of the amount of cash received by the Limited Partner for the Unit plus the amount of Partnership liabilities allocable to the Unit as determined under Code
Section 752. The amount of a Limited Partner's adjusted tax basis in Units sold pursuant to the Offer will vary depending upon the Limited Partner's particular circumstances, and will be adjusted by allocations of Partnership income, gain or loss to a Limited Partner with respect to such Units. In this regard, tendering Limited Partners will be allocated a pro rata share of the Partnership's taxable income or loss with respect to Units sold pursuant to the Offer through the effective date of the sale.

     A Limited Partner who acquired Units pursuant to the original offering of Units by the Partnership is expected to have an "amount realized" in excess of his or its adjusted tax basis and therefore will recognize a taxable gain on a sale of Units pursuant to the Offer. Even if the Limited Partner is subject to the passive activity loss limitation discussed below, any unused tax losses from prior years will generally be available to offset gain from the sale of Units.

     In general, the character (as capital or ordinary) of Limited Partner's gain or loss on a sale of a Units pursuant to the Offer will be determined by allocating the Limited Partner's amount realized on the sale and his adjusted tax basis in the Units sold between "Section 751 items," which are "substantially appreciated inventory" and "unrealized receivables" (including depreciation recapture) as defined in Code Section 751, and non-Section 751 items. The Purchaser believes that all or substantially all of any taxable gain realized on a sale of Units pursuant to the Offer will be treated as a capital gain under these rules.

     A Limited Partner's capital gain or loss on a sale of Units pursuant to the Offer will be treated as long-term capital gain or loss if the Limited Partner's holding period for the Units exceeds one year. Under current law, long-term capital gains of individuals and other non-corporate taxpayers are taxed at a maximum marginal federal income tax rate of 28%, whereas the maximum marginal federal income tax rate for other income of such persons is 39.6%. Capital losses are deductible only to the extent of capital gains, except that non-corporate taxpayers may deduct up to $3,000 of capital losses in excess of the amount of their capital gains against ordinary income. Excess capital losses generally can be carried forward to succeeding years (a corporation's carryforward period is five years and a non-corporate taxpayer can carry forward such losses indefinitely). In addition, corporations, but not non-corporate taxpayers, are allowed to carry back excess capital losses to the three preceding taxable years.

     Under Code Section 469, a non-corporate taxpayer or personal service corporation can deduct passive activity losses in any year only to the extent of such person's passive activity income for such year, and closely held corporations may not offset such losses against so-called "portfolio" income. If a Limited Partner is subject to these restrictions and has unused tax losses attributable to the Partnership from prior years, such tax losses will generally become available to offset any taxable income of the Limited Partner, provided the Limited Partner sells all his Units. If a Limited Partner is unable to sell all his Units (for example, because the Offer is oversubscribed and the Purchaser must make a pro-rata reduction in Units purchased, as described under
Section 2. "Proration; Acceptance for Payment and Payment for Units"), the deductibility of such losses would continue to be subject to the passive activity loss limitation until the Limited Partner sells his remaining Units, except that such losses can be used to offset the gain from the sale of Units or other passive activity income of the Limited Partner. See Section 7 ("Effects of the Offer").

     A Limited Partner who acquired his or her Units pursuant to the original offering of Units by the Partnership is expected to recognize a long-term capital gain of approximately $91 per Unit in connection with a sale pursuant to this Offer. This would result in a tax liability of approximately $25.48 per Unit based on a 28% tax rate. Additionally, if such Limited Partner was unable to utilize his share of previously allocated tax losses of approximately $493 per Unit as a result of the passive activity limitations discussed above and such Limited Partner sells all of his Units, such losses will no longer be subject to the passive activity restrictions and will be available to offset taxable income of the Limited Partner from any source. Under these circumstances, assuming a 35% marginal net tax rate, a sale pursuant to the Offer could generate tax savings for a Limited Partner of approximately $141 to $145 per Unit from the transaction.

     In certain cases, the transfer of an interest in a Partnership from which Tax Credits were allocated can result in a recapture of the Tax Credits (Low-Income Housing Credits and Rehabilitation Tax Credits are referred to collectively as "Tax Credits") to the seller (i.e., the seller would be required to pay an additional amount of tax equal to the credit "recaptured"). The Purchaser anticipates that no Rehabilitation Tax Credits will be recaptured because all of the properties that generated Rehabilitation Tax Credits in which the Partnership has an interest were placed in service more than five years ago. Furthermore, based on an exception to the recapture rule related to Low-Income Housing Credits which is provided for partnerships with 35 or more partners, such as the Partnership, the Purchaser anticipates that the sale of Units will not cause a recapture of Low-Income Housing Credits.

     A Limited Partner (other than corporations and certain foreign individuals) who tenders Units may be subject to 31% backup withholding unless the Limited Partner provides a taxpayer identification number ("TIN") and certifies that the TIN is correct or properly certifies that he is awaiting a TIN. A Limited Partner may avoid backup withholding by properly completing and signing the Substitute Form W-9 included as part of the Letter of Transmittal. If a Limited Partner who is subject to backup withholding does not properly complete the Substitute Form W-9, the Purchaser will withhold and pay over to the Internal Revenue Service ("IRS") 31% from payments to such Limited Partner. See Instruction 4 to the Letter of Transmittal. These withholding requirements are applicable even if the Limited Partner recognizes a loss with respect to the sale of his or her Units.

     Gain realized by a foreign Limited Partner on a sale of a Unit pursuant to the Offer will be subject to federal income tax. Under Section 1445 of the Code, the transferee of a partnership interest held by a foreign person is generally required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. The Purchaser will withhold 10% of the amount realized (which will include the amount of indebtedness attributable to such sold Units) by a tendering Limited Partner from the Purchase Price payable to such Limited Partner unless the Limited Partner properly completes the FIRPTA Affidavit included as part of the Letter of Transmittal certifying such Limited Partner's TIN, that such Limited Partner is not a foreign person and such Limited Partner's address. Any amounts which are withheld would be creditable against a foreign Limited Partner's federal income tax liability and a refund of any excess could be obtained from the IRS by filing a U.S. income tax return.

     Consequences to a Non-Tendering Limited Partner. The Purchaser does not anticipate that a Limited Partner who does not tender his or her Units will realize any material tax consequences as a result of the election not to tender. The Purchaser has retained a law firm which will deliver an opinion letter that consummation of the Offer will not result in the Partnership being treated as a publicly-traded partnership for federal income tax purposes. There can be no assurance, however, that the IRS will agree with the conclusions reached in such opinion. There is no precedent governing whether the Offer will cause the Partnership to be treated as a publicly-traded partnership for federal income tax purposes. If the IRS successfully asserted that the Partnership should be treated as a publicly-traded partnership, Limited Partners who are subject to the passive activity loss rules would not be able to use tax losses derived from the Partnership to offset passive taxable income from sources other than the Partnership prior to the Limited Partner's disposition of his entire interest in the Partnership. However, because 90% of the Partnership's gross income is expected to be derived from rents and other qualifying income, the Partnership should not be taxable as a corporation even if it becomes publicly traded.

     Under recently revised Treasury Regulations, if, as a result of the Offer, there is a sale or exchange of 50% or more in Partnership capital and profits within a 12-month period, a termination of the Partnership for federal income tax purposes would occur, and the taxable year of the Partnership would close. In the case of such a sale or exchange, the Properties (subject to related debt) of the Partnership would be treated as contributed by the Partnership to a new partnership for federal income tax purposes, and following the deemed contribution, a deemed distribution of interests in the new partnership would be made to the Partnership and by the Partnership to its partners. The consequences of a termination of the Partnership could include changes in the methods and timing of depreciation available to the Partnership for tax purposes, changes in the tax basis of the Partnership's assets, possible recognition of taxable gain resulting from any deemed cash distribution in excess of the non-tendering Limited Partner's tax basis in his or her Units, and a recapture of Low-Income Housing Credits. In addition, a termination of the Partnership could cause the Partnership or its assets to become subject to unfavorable statutory or regulatory changes enacted or issued prior to the termination but previously not applicable to the Partnership or its assets because of protective "transitional" rules. The Purchaser has reserved the right not to purchase Units to the extent such purchase would cause a termination of the Partnership for federal income tax purposes.

     7. Effects of the Offer.

     Certain Restrictions on Transfer of Interests. The Partnership Agreement restricts transfers of Units if, among other things, such transfer would cause a termination of the Partnership for federal income tax purposes (which termination would occur when Units that represent 50% or more of the total Partnership capital and profits are transferred within a twelve-month period). Consequently, sales of Units in the secondary market and in private transactions during the twelve-month period following completion of the Offer may be restricted, and requests for transfers of Units during such twelve-month period may not be recognized. The Purchaser does not intend to purchase Units to the extent such purchase would violate the transfer restrictions set forth in the Partnership Agreement. See Section 6 ("Federal Income Tax Considerations--Consequences to a Non-Tendering Limited Partner"). Based on information provided by the Partnership, for the period from July 1, 1996 to July 1, 1997, approximately 1058 Units (representing approximately 1.5% of the outstanding Units) were transferred. Therefore, the Purchaser does not believe the number of Units sought in the Offer will violate the Transfer Restrictions.

     Effect on Trading Market; Registration Under Section 12(g) of the Exchange Act. If a substantial number of Units are purchased pursuant to the Offer, the result will be a reduction in the number of Limited Partners. In the case of certain kinds of equity securities like the Units, a reduction in the number of security holders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. The Form 10-K states:
"There is no public market for the Units and it is not expected that a public market will develop." Therefore, the Purchaser does not believe a reduction in the number of Limited Partners will materially further restrict the Limited Partners' ability to find purchasers for their Units through secondary market transactions.

     Partnership Profiles, Inc., which publishes the Partnership Spectrum, tracks recent trades in certain limited partnership interests. The most recent issue of the Partnership Spectrum (May/June 1997) indicates that 1,031 Units traded in the period from June 1, 1996 through May 31, 1997.

     The Units currently are registered under Section 12(g) of the Exchange Act, which means, among other things, that the Partnership is required to file periodic reports with the Commission and to comply with the Commission's proxy rules. The Purchaser does not expect or intend that consummation of the Offer will cause the Units to cease to be registered under Section 12(g) of the Exchange Act. If the Units were to be held by fewer than 300 persons, the Partnership could apply to de-register the Units under the Exchange Act. Because the Units are widely held, however, the Purchaser expects that even if it purchases the maximum number of Units in the Offer, the Units will continue to be held of record by substantially more than 300 persons.

     Influence Over All Limited Partner Voting Decisions By Purchaser. Pursuant to the Partnership Agreement, the Purchaser will have the right to vote each Unit purchased by it pursuant to the Offer. If the Purchaser is successful in acquiring a significant number of Units pursuant to the Offer, the Purchaser could be in a position to significantly influence all Partnership decisions on which Limited Partners, may vote. If the maximum number of Units sought by the Purchaser is tendered and accepted for payment pursuant to the Offer, the Purchaser will own approximately 25% of the outstanding Units. The ownership of tendered Units by the Purchaser could effectively (i) prevent non-tendering Limited Partners from taking actions they desire but that the Purchaser opposes and (ii) enable the Purchaser to take actions desired by it but opposed by non-tendering Limited Partners. Generally, under the Partnership Agreement, holders of more than 50% of the outstanding Units are entitled to take action with respect to a variety of matters, including, approving the removal of any General Partner and proposing and approving a replacement therefor; approving the dissolution of the Partnership; and most types of amendments to the Partnership Agreement. However, no such votes have ever been taken and the General Partners have indicated that none are presently scheduled or expected. Although the Purchaser does not have any current plans or intentions with regard to any of these matters, it will vote the Units acquired pursuant to the Offer in its interest, which may, or may not, be in the best interest of non-tendering Limited Partners.

     It is likely that the Purchaser, which is affiliated with the General Partners, will vote all of its Units to continue the General Partners as general partners of the Partnership and in a manner that is otherwise consistent with the decisions and recommendations of the General Partners, including as they relate to matters involving transactions between the Partnership and affiliates of the Purchaser. Therefore, the Purchaser's acquisition of Units may have the effect of making any future change of the Partnership's policies and/or current management more difficult.

     8. Purpose of the Offer; Future Plans.


     Purpose of the Offer. The purpose of the Offer is to enable the Purchaser to acquire a significant interest in the Partnership for investment purposes based on its expectation that the Partnership will continue to generate Low-Income Housing Credits and tax losses attributable to the Units. The Purchaser intends to sell membership interests in the Purchaser to third parties (either directly or through an affiliate in which such third parties invest) with a need for Low-Income Housing Credits and/or tax losses. The purchase of the Units will allow the Purchaser to benefit from any of the following: (a) any and all Low-Income Housing Credits and tax losses attributable to such Units;
(b) any cash distributions from Partnership operations in the ordinary course of business; (c) distributions, if any, of net proceeds from the sale of any Properties after the Partnership has satisfied its liabilities; and (d) any distributions of net proceeds from the dissolution of the Partnership. Since the formation of the Partnership, corporations have shown increasing interest in investing in programs benefiting from Low-Income Housing Credits and passive tax losses.

Individuals usually cannot fully use passive tax losses since current tax laws restrict the use of such losses by individuals (See Section 6. "Certain Federal Income Tax Consequences"), whereas corporate investors, in addition to utilizing such Low-Income Housing Credits, are able to fully utilize passive tax losses. The aggregate sales price of the Purchaser's membership interests to third parties will be equal to the aggregate Purchase Price for the tendered Units plus the Purchaser's expenses in conducting and consummating the Offer and financing the purchase of the tendered Units. Neither the Purchaser nor its currrent members will derive a profit from the sale of the Purchaser's membership interests. There can be no assurance, however, that any membership interests will be sold. Alternatively, the Purchaser may sell such membership interests at a price equal to its cost. In such a case affiliates of the Purchaser may earn fees for structuring such a transaction.

     Future Plans. The Purchaser does not currently intend to make any effort to change current management or the operation of the Partnership nor does it have any current plans or intentions for any extraordinary transaction involving the Partnership. However, the Purchaser's plans with respect to its investment in the Units could change at any time in the future. If such plans with respect to the Partnership change in the future, the ability of the Purchaser to influence actions on which Limited Partners have a right to vote will depend on the Limited Partners' response to the Offer (i.e., the number of Units tendered). If the Purchaser acquires only a small number of Units pursuant to the Offer, it will not be in a position to influence matters over which Limited Partners have a right to vote. Conversely, if the maximum number of Units sought are tendered and accepted for payment pursuant to the Offer, the Purchaser will own approximately 25% of the issued and outstanding Units and, as a result, will be in a position to exert significant influence over matters on which Limited Partners have a right to vote.

     Following the completion of the Offer, the Purchaser and its affiliates may acquire additional Units. Any such acquisition may be made through private purchases, through one or more future tender offers or by any other means deemed advisable, and may be at prices higher or lower than the price to be paid for the Units purchased pursuant to the Offer. Additionally, the Purchaser intends to sell membership interests in the Purchaser to third parties (either directly or through an affiliate in which such third parties invest) with a need for Low-Income Housing Credits and/or tax losses. The aggregate sales price of the Purchaser's membership interests to third parties will be equal to the aggregate Purchase Price for the tendered Units plus the Purchaser's expenses in conducting and consummating the Offer and financing the purchase of the tendered Units. Neither the Purchaser nor its current members will derive a profit from the sale of the Purchaser's membership interests. Affiliates of the Purchaser expect to arrange the sale of membership interests of the Purchaser to third parties upon conclusion of the Offer and to earn fees for structuring this transaction and arranging the sale. These fees will be, in part, dependent on the amount third parties are willing to pay for membership interests in excess of the Purchase Price per Unit and the amount of membership interests sold. There can be no assurance, however, that any membership interests in the Purchaser will be sold or at what price.

     9. Certain Information Concerning the Partnership.

     Information included herein concerning the Partnership is derived from the Partnership and its publicly-filed reports. Additional financial and other information concerning the Partnership is contained in the Partnership's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Commission. Such reports and other documents may be examined and copies may be obtained from the public reference facilities maintained at the principal offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at the Commission's World Wide Web site at http://www.sec.gov. Copies should be available by mail upon payment of the Commission's customary charges by writing to the Commission's principal offices at 450 Fifth Street, N.W., Washington, D.C.

20549. The Purchaser disclaims any responsibility for the information included in such reports and extracted in this Offer to Purchase.

     The Partnership's Assets and Business

     The Partnership is a limited partnership formed in 1989, under the laws of the Commonwealth of Massachusetts. Its principal executive offices are located at 101 Arch Street, Boston, Massachusetts 02110. Its telephone number is (617) 439-3911. The Partnership's fiscal year ends March 31st.

     The Partnership was formed to invest, as a limited partner, in other limited partnerships (referred to herein as "Local Limited Partnerships") each of which owns one or more leveraged low-income multifamily residential complexes ("Apartment Complexes" or "Properties") that are eligible for the low-income housing tax credit ("Low Income Housing Credit") enacted in the Tax Reform Act of 1986, some of which were eligible for the historic rehabilitation tax credit ("Rehabilitation Tax Credit"). Some of the Apartment Complexes benefit from one or more other forms of federal or state housing assistance. The Partnership's interest in profits and losses from normal operations and Low-Income Housing Credits in each Local Limited Partnership is equal to 99% of such items with the exception of two Local Limited Partnerships, in one of those two Local Limited Partnerships the Partnership's interest in such items is equal to 95% of such items and in the other the Partnership's interest in such items is equal to 88.6% of such items. According to the Form 10-K, as of March 31, 1997, all of the net proceeds from the original offering of Units was invested in 27 Local Limited Partnerships. The Partnership does not anticipate making any additional investments.

     SLP, Inc. is the special limited partner in all 27 Local Limited Partnerships and is an affiliate of each General Partner of the Partnership. SLP, Inc. has certain rights and obligations in its role as special limited partner which permit SLP, Inc. to execute control over the management and policies of the Local Limited Partnerships.

     According to the Form 10-K, the stated investment objectives of the Partnership are to:

     1. Provide investors with current tax benefits in the form of Tax Credits which they may use to offset their federal income tax liability;

     2. Preserve and protect the Partnership's capital;

     3. Provide limited cash distributions from property operations which are not expected to constitute taxable income during the expected duration of the Partnership's operation; and

     4. Provide cash distributions from sale or refinancing transactions.

     According to the Form 10-K, there can be no assurance that the Partnership will achieve its investment objectives.

     Generally, Low-Income Housing Credits are available over a ten year period from the date the Apartment Complex is placed in service; referred to herein as the "Credit Period". Each of the Local Limited Partnerships in which the Partnership has acquired an interest has been allocated by the relevant state credit agency the authority to recognize Low Income Housing Credits to be claimed during the Credit Period provided that the Local Limited Partnership satisfies the rent restriction, minimum set-aside and other requirements for eligibility for the Low Income Housing Credits at all times during the 15-year period commencing at the beginning of the Credit Period (the "Compliance Period"). Once a Local Limited Partnership has become eligible to receive Low Income Housing Credits, it may lose such eligibility and suffer an event of "recapture" if (i) the Local Limited Partnership ceases to meet qualification requirements, (ii) there is a decrease in the qualified basis of the projects, or (iii) there is a reduction in the taxpayer's interest in the project at any time during the 15-year Compliance Period that began with the first tax year of the Credit Period. According to the Form 10-K, none of the Local Limited Partnerships in which the Partnership has acquired an interest has suffered an event of recapture.

     According to the Form 10-K, the Partnership generated Low-Income Housing Credits per Unit of $150.99, $150.90 and $151.09, during the calendar years 1996, 1995 and 1994, respectively. Also according to the Form 10-K, the annual Low-Income Housing Credits per Unit stabilized in 1993 at approximately $151.00 per Unit and are expected to remain stable through the year 2000 and then decrease as certain properties reach the end of the ten year Credit Period.

     Together the 27 Local Limited Partnerships own 27 Apartment Complexes. According to the Form 10-K, the properties owned by the Local Limited Partnerships are located in ten states and the Virgin Islands. Five of the properties, totaling 612 units, are existing and underwent rehabilitation; twenty-two properties, consisting of 1,762 units, are new construction. All properties have completed construction or rehabilitation and initial lease-up. Attached to this Offer to Purchase as Schedule II is a schedule of these Local Limited Partnerships (the "Local Limited Partnership Schedule"), including certain information concerning their respective Apartment Complexes. Attached to this Offer to Purchase as Schedule III is additional information concerning these Local Limited Partnerships and their Apartment Complexes, including information relating to mortgage encumbrances and accumulated depreciation.

According to the Form 10-K, the duration of the leases for the Properties owned by the Local Limited Partnerships range from six to twelve months. The Managing General Partner believes the Properties are adequately covered by insurance.

     Selected Financial Data. Set forth below is a summary of certain financial data for the Partnership which has been excerpted from the Form 10-K. More comprehensive financial and other information is included in such report and other documents filed by the Partnership with the Commission, and the following summary is qualified in its entirety by reference to such report and other documents and all the financial information and related notes contained therein.


                            Statements of Operations
                For the Years Ended March 31, 1997, 1996 and 1995




                                                         1997              1996                 1995
                                                    ------------        ------------        --------
Revenue:
   Investment                                       $    191,349        $    146,575        $    109,711
   Other                                                  13,334              77,437              62,152
                                                    ------------        ------------        ------------
     Total Revenue                                       204,683             224,012             171,863
                                                    ------------        ------------        ------------

Expenses:
   General and administrative
     (includes reimbursements to an affiliate
     in the amounts of $117,763, $115,696
     and $116,177)                                       237,545             225,369             275,733
   Asset management fee, related party                   231,035             224,953             219,149
   Amortization                                           29,451              30,521              40,522
                                                    ------------        ------------        ------------
     Total Expenses                                      498,031             480,843             535,404
                                                    ------------        ------------        ------------

Loss before equity in losses
   of Local Limited Partnerships                        (293,348)           (256,831)           (363,541)

Equity in losses of Local Limited
   Partnerships                                       (4,044,413)         (4,695,617)         (4,747,136)
                                                    ------------        ------------        ------------

Net Loss                                            $ (4,337,761)       $ (4,952,448)        $(5,110,677)
                                                    ============        ============         ===========

Net Loss allocated:
   General Partners                                 $    (43,378)       $    (49,524)       $    (51,107)
   Limited Partners                                   (4,294,383)         (4,902,924)         (5,059,570)
                                                    ------------        ------------        ------------
                                                    $ (4,337,761)        $(4,952,448)        $(5,110,677)
                                                    ============         ===========         ===========

Net Loss per Limited Partnership
   Unit (68,929 Units)                              $    (62.30)        $    (71.13)        $    (73.40)
                                                    ===========         ===========         ===========

Summary Selected Financial Data.



                                             March 31,       March 31,       March 31,       March 31,        March 31,
                                               1997            1996            1995             1994            1993
                                            ------------    ------------    ------------    -------------    ------------
Revenue                                   $    204,683     $    224,012    $    171,863     $    232,489   $     509,911
Equity in losses of Local Limited
     Partnerships                          (4,044,413)      (4,695,617)     (4,747,136)      (4,698,334)     (4,658,311)
Net loss                                   (4,337,761)      (4,952,448)     (5,110,677)      (4,982,538)     (4,714,671)
     Per Limited Partnership Unit (A)          (62.30)          (71.13)         (73.40)          (71.56)         (67.71)
Cash, cash equivalents and
     marketable securities                   3,289,694        3,342,899       3,269,031        3,605,476       6,249,982
Investment in Local Limited
     Partnerships, at original cost         56,559,793       56,559,793      56,346,293       56,226,293      53,834,379
Total assets (B)                            33,871,495       38,246,869      42,985,386       48,069,381      53,134,553
Cash Distributions                                   -                -               -                -               -
Other data:
Passive loss (C)                           (5,154,301)      (5,187,774)     (5,204,384)      (5,177,324)     (5,616,384)
     Per Limited Partnership Unit (A,C)        (74.03)          (74.51)         (74.75)          (74.36)         (80.67)
Portfolio income (C)                           281,707          350,417         233,083          379,338       1,154,692
     Per Limited Partnership Unit (A,C)           4.05             5.03            3.35             5.45           16.58
Low-Income Housing Tax Credit (C)           10,512,996       10,506,229      10,519,636       10,447,764       8,528,518
     Per Limited Partnership Unit (A,C)         150.99           150.90          151.09           150.06          122.49
Local Limited Partnership interests
     owned at end of period (D)                     27               27              27               28              28



(A) Per Limited Partnership Unit data is based upon 68,929 outstanding Units.

(B) Total assets include the net investment in Local Limited Partnerships.

(C) Income tax information is as of December 31, the year end of the Partnership for income tax purposes.

(D) On January 1, 1994, Strathern Park and Lorne Park merged.

Cash Distributions.

No cash distributions were made during the year ended March 31, 1997. According to the Form 10-K, in prior years, cash available for distribution was derived from the interest earned on the temporary investment of the Partnership's funds, at money market rates, prior to the funds being contributed to the Partnership's Local Limited Partnership investments. According to the Form 10-K, based on the results of 1996 operations, the Local Limited Partnerships are not expected to distribute significant amounts of cash to the Partnership because such amounts will be needed to fund Property operating costs. In addition, many of the Properties benefit from some type of federal or state subsidy, and as a consequence, are subject to restrictions on cash distributions. Therefore, it is expected that only a limited amount of cash will be distributed to investors from this source in the future.

Liquidity and Capital Resources.

     At March 31, 1997, of the Partnership had cash and cash equivalents of $449,567 compared with $243,644 at March 31, 1996. According to the Form 10-K, this increase is attributable to proceeds from sales and maturities of marketable securities and cash distributions received from Local Limited Partnerships, partially offset by net cash used for operations and purchases of marketable securities.

     According to the Form 10-K, as of March 31, 1997, approximately $2,735,000 of marketable securities has been designated as Reserves by the Managing General Partner. The Reserves were established to be used for working capital of the Partnership and contingencies related to the ownership of Local Limited Partnership interests. According to the Form 10-K, management believes that the interest income earned on Reserves, along with cash distributions received from Local Limited Partnerships, to the extent available, will be sufficient to fund the Partnership's ongoing operations. Reserves may be used to fund operating deficits, if the Managing General Partner deems funding appropriate.

     According to the Form 10-K, since the Partnership invests as a limited partner, the Partnership has no contractual duty to provide additional funds to Local Limited Partnerships beyond its specified investment. Thus, as of March 31, 1997, the Partnership had no contractual or other obligation to any Local Limited Partnership, which had not been paid or provided for.

     The Form 10-K states that, in the event a Local Limited Partnership encounters operating difficulties requiring additional funds, the Partnership might deem it in its best interests to provide such funds, voluntarily, in order to protect its investment. No such event has occurred to date.

Results of Operations.

1997 versus 1996.

     The Partnership's results of operations for the year ended March 31, 1997 resulted in a net loss of $4,337,761 as compared to a net loss of $4,952,448 for the same period in 1996. According to the Form 10-K, the increase in net loss is primarily attributable to a decrease in equity in losses of Local Limited Partnerships and an increase in investment revenue, offset by a decrease in other revenue. The decrease in equity in losses of Local Limited Partnerships is due to rental subsidy receipts in 1996 which were reserved in the prior year. Investment revenue increased because of improved returns expired on investments in securities during the fiscal year ended March 31, 1997.

1996 versus 1995.

     The Partnership's results of operations for the year ended March 31, 1996 resulted in a net loss of $4,952,448 as compared to a net loss of $5,110,677 for the same period in 1995. This improved net loss position is primarily attributable to lower general and administrative expenses and an increase in investment and other revenue. General and administrative expenses decreased primarily because of a decrease in investor reporting expenses. Investment and other revenue increased because of improved returns earned on investments in securities during fiscal year 1996.


The Partnership Agreement.

     The General Partners of the Partnership are Arch Street V Limited Partnership (the "Co-General Partner") and Arch Street V, Inc. (the "Managing General Partner") (the Co-General Partner and the Managing General Partner are referred to collectively as the "General Partners"). The General Partners and their affiliates have received or will receive certain types of compensation, fees or other distributions in connection with the operations of the Partnership. The arrangements for payment of compensation and fees set forth in the Partnership Agreement were not determined in arm's-length negotiations with the Partnership.

     In accordance with the Partnership Agreement, the Partnership is required to pay certain fees to and reimburse expenses of the Managing General Partner and others in connection with the organization of the Partnership and the offering of its Units. Commissions, fees and accountable expenses related to the sale of the Units totaling $9,499,984 have been charged directly to Limited Partners' equity. In connection therewith, $5,858,935 of selling expenses and $3,641,049 of offering expenses incurred on behalf of the Partnership have been paid to an affiliate of the Managing General Partner. The Partnership is required to pay a non-accountable expense allowance for marketing expense equal to a maximum of 1% of gross offering proceeds; this amount is included in total offering expenses. The Form 10-K states that the Partnership has paid $50,000 in organization costs to an affiliate of the Managing General Partner. Total organization and offering expenses exclusive of selling commissions did not exceed 5.5% of the gross offering proceeds and organizational and offering expenses, inclusive of selling commissions and underwriting advisory fees did not exceed 14.0% of the gross offering proceeds. No organizational fees and expenses or selling expenses were paid during the years ended March 31, 1997, 1996 and 1995.

     In accordance with the Partnership Agreement, the Partnership is required to pay acquisition fees to and reimburse acquisition expenses of the Managing General Partner or its affiliates for selecting, evaluating, structuring, negotiating, and closing the Partnership's investments in Local Limited Partnerships. Acquisition fees total 7% of the gross offering proceeds. Acquisition expenses, which include such expenses as legal fees and expenses, travel and communications expenses, costs of appraisals, accounting fees and expenses, totalled 1.5% of the gross offering proceeds. As of March 31, 1997 acquisition fees totaling $4,825,005 for the closing of the Partnership's investments in Local Limited Partnership were paid to an affiliate of the Managing General Partner. Acquisition expenses totaling $899,430 were reimbursed to an affiliate of the Managing General Partner. No acquisition fees or expenses were paid during the three years ended March 31, 1997.

     Pursuant to the Partnership Agreement, an affiliate of the Managing General Partner is entitled to a fee (the "Asset Management Fee") for its services in connection with the administration of the affairs of the Partnership. The Asset Management Fee is payable annually and is calculated by multiplying 0.275% by the consumer price index and then multiplying the product by the gross proceeds of the offering. According to the Form 10-K, this formula currently results in the amount of .343% being multiplied by the gross proceeds of the offering. The Asset Management Fees earned during the years ended March 31, 1997, 1996 and 1995 are as follows:

                                      1997            1996             1995
                                      ----            ----             ----

    Asset Management Fees           $231,035        $224,953         $219,149

     According to the Partnership Agreement, the Managing General Partner or an Affiliate is also entitled to receive a subordinated disposition fee (the "Subordinated Disposition Fee") for services rendered in connection with the sale of a property or the sale of the Partnership's interest in a Local Limited Partnership. Payment of such fee shall be subordinated to the Limited Partners receiving their 6% return as set forth in the Partnership Agreement. Each Disposition Fee is equal to 1% of the sale price in respect of any such sale (including the principal amount of any mortgage loans and any related seller financing with respect to a property to which such sale is subject). For the year ended March 31, 1997, neither the Managing General Partner nor an Affiliate earned any Subordinated Disposition Fee.

     According to the Form 10-K, the Partnership does not have any employees, but an affiliate of the Managing General Partner is reimbursed for the cost of the Partnership's salaries and benefits expenses. The reimbursements are based upon the size and complexity of the Partnership's operations. Reimbursements paid or accrued during the years ended March 31, 1997, 1996 and 1995 are as follows:

                                    1997             1996             1995
                                    ----             ----             ----

    Salaries and benefits
    expense reimbursements        $117,763          $115,696         $116,177

     The General Partners and their respective officers and directors, are each entitled to indemnification under certain circumstances from the Partnership pursuant to provisions of the Partnership Agreement. Generally, the General Partners are also entitled to reimbursement of expenditures made on behalf of the Partnership.

     Under the Partnership Agreement, the General Partners are entitled to receive 1% of cash distributions to the partners of the Partnership. However, according to the Form 10-K, the Partnership has not paid any cash distributions to the General Partners in the three years ended March 31, 1997.

     In accordance with the Partnership Agreement, an affiliate of the General Partners (SLP, Inc.) is entitled to receive up to $10,000 from the sale or refinancing proceeds of each Local Limited Partnership, if such affiliate is still a limited partner of that Local Limited Partnership at the time of such transaction.

     In addition, under the terms of the Partnership Agreement, upon the removal of a General Partner by the Limited Partners or upon the occurrence of an "Event of Withdrawal", as defined in the Partnership Agreement, the removed General Partner may be entitled to receive the fair market value of its interest, which will be payable over a five-year period.

     10. Certain Information Concerning the Purchaser.

     The Purchaser was organized for the purpose of acquiring the Units pursuant to the Offer. The principal executive office of the Purchaser is at 101 Arch Street, Boston, Massachusetts 02110. The managing member of the Purchaser (the "Managing Member") is West Cedar Managing, Inc., a Massachusetts corporation. The directors of the Managing Member are Michael H. Gladstone, William E. Haynsworth and Jenny Netzer. The business address for each of Ms. Netzer and Messrs. Gladstone and Haynsworth is 101 Arch Street, Boston, Massachusetts 02110.

     For certain information concerning the executive officers and directors of the Managing Member, see Schedule I to this Offer to Purchase. The persons set forth on Schedule I, who effectively control the Purchaser, are also officers of Arch Street V, Inc. the Managing General Partner and the general partner in control of Arch Street V Limited Partnership, the Co-General

Partner of the Partnership. Therefore, the Purchaser and Arch Street V, Inc. and Arch Street V Limited Partnership, subject to their fiduciary duties, may have a conflict of interest with respect to certain matters involving Limited Partners and/or the Partnership.

     Arch Street V Limited Partnership acquired 5 Units in the Partnership in 1989 as the initial limited partner of the Partnership in connection with the original formation of the Partnership. Except as otherwise set forth in this Offer to Purchase or Schedule I hereto, (1) neither the Purchaser, the Managing Member and, to the best of the Purchaser's knowledge, the persons listed on
Schedule I, nor any affiliate of the foregoing beneficially owns or has a right to acquire any Units, (2) neither the Purchaser, the Managing Member and, to the best of the Purchaser's knowledge, the persons listed on Schedule I, nor any affiliate thereof or director, executive officer or subsidiary of the Managing Member has effected any transaction in the Units within the past 60 days, (3) neither the Purchaser, the Managing Member and, to the best of the Purchaser's knowledge, any of the persons listed on Schedule I, nor any director or executive officer of the Managing Member has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, (4) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between any of the Purchaser, the Managing Member, or, to the best of the Purchaser's knowledge, the persons listed on Schedule I, on the one hand, and the Partnership or its affiliates, on the other hand, and (5) there have been no contracts, negotiations or transactions between the Purchaser, the Managing Member or, to the best of the Purchaser's knowledge, the persons listed on
Schedule I, on the one hand, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

     11. Background Of The Offer.

     The purpose of the Offer is to allow Limited Partners who have a current or anticipated need or desire for liquidity to sell their Units.

     In early July 1997, representatives of the Purchaser met with representatives of the Partnership in order to discuss the Offer. The Partnership expressed concern that consummation of the Offer would cause it to be classified as a "publicly-traded partnership" (a "PTP") for federal income tax purposes and, therefor, suffer adverse tax consequences. To address this concern, the Purchaser agreed to retain a law firm to deliver a legal opinion to the Partnership that consummation of the Offer will not result in it being treated as a PTP.

     The Purchaser requested the names and addresses of the Limited Partners from the Partnership in order to be able to have the Administrative Agent/Depositary mail this Offer to Purchase, the related Letter of Transmittal and other relevant material. On July 24, 1997, the Purchaser was notified that such materials were mailed at the Purchaser's expense and the Offer was commenced.

     12. Source Of Funds

     The Purchaser expects that an aggregate of approximately $9,546,000 (exclusive of fees and expenses) will be required to purchase the Units sought pursuant to the Offer, if tendered. The Purchaser presently contemplates that it will borrow all of such funds from one of its affiliates, on substantially the same economic terms and conditions that such affiliate borrows such funds under an existing credit facility that such affiliate has available to it with Fleet Bank of Massachusetts, N.A. (the "Lender").

     The existing credit agreement is between the Lender and an affiliate of the Purchaser. The interest rate is the "Prime Rate" (as publicly announced by the Lender, from time to time) plus .125%, which is presently equal to 8.625% per annum or the "LIBOR Rate" (the annual rate of interest equal to 2.75% above LIBOR), as elected by such affiliate.

     An alternative, the Purchaser may seek financing from the Lender or other national banks on other terms.

     The Purchaser expects to repay all amounts borrowed from its affiliate by selling additional membership interests to persons or entities that have a need for the Low-Income Housing Credits and/or tax losses from the Units. No plans or arrangements have been made with regard to the payment of periodic interest required by the terms of the loan. However, it is expected that if interest payments are due and payable, the Purchaser may borrow those funds from its affiliate(s).

     13. Purchase Price Considerations

     The Purchaser has set the Purchase Price at $555.00 net per Unit. The Purchaser considered the recent trading prices for the Units in the secondary market and the estimated present value of the expected remaining Low-Income Housing Credits in setting the offer price.

     The Form 10-K states that: "There is no public market for the Units and it is not expected that a public market will develop." At present, privately negotiated sales and sales through intermediaries (e.g., through the trading system operated by Chicago Partnership Board, Inc., which publishes sales by Limited Partners) are the only means available to Limited Partners to liquidate an investment in Units (other than the Offer) because the Units are not listed or traded on any exchange or quoted on any NASDAQ list or system. The Partnership maintains an internal database of all the Units traded, both through privately negotiated sales and through intermediaries. Chicago Partnership Board, Inc. also maintains a database of all Units which are sold through their services. Both the Partnership and Chicago Partnership Board, Inc. have provided the Purchaser with copies of the data relating to the sales of Units from July 1, 1996 through June 30, 1997. The table below sets forth the high and low sales prices and the weighted average sales prices derived from the information provided by the Partnership and Chicago Partnership Board, Inc. for this period. It should be noted that trades over 20 Units tend to result in higher prices than smaller sales. The prices in the table below are the "net" prices received by the sellers of Units after the payment of any sales commissions and transactions costs:

                WEIGHTED AVERAGE AND HIGH AND LOW TRADING PRICES
                              THROUGH JUNE 30, 1997


                                                                              CHICAGO PARTNERSHIP
PERIOD                                  PARTNERSHIP DATA                      BOARD, INC. DATA
------                                  ----------------                      -------------------
                                        High/Low          Weighted Average    High/Low          Weighted Average
April-June 97                           $603/$500              $555            $542/$542               $542
January-March 97                        $617/$375              $511            $581/$581               $581
October-December 96                     $654/$500              $627            $667/$529               $663
July-September 96                       $590/$501              $537            $542/$542               $542


     Sales prices of Units may also be obtained from Partnership Spectrum, an independent third-party industry publication which reports such information; however, the gross sales prices reported by Partnership Spectrum do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported prices. Based on information provided to the Purchaser by the Partnership, for a typical 10 Unit trade, sales commissions generally range from 5% to 8.75% of the gross sales price of the Units and the transfer fee is $100. The Partnership Spectrum indicates that , for the period from April 1, 1997 through May 31, 1997, a total of 88 Units traded at per Unit prices between $595 and $580 with a weighted average of $585.11 per Unit. For the period from February 1, 1997 through March 31, 1997, a total of 40 Units traded at per Units prices between $600 and $600 with a weighted average of $600 per Unit. For the period from December 1, 1996 through January 31, 1997, a total of 679 Units traded at per Unit prices between $667.25 and $525 with a weighted average of $637.99 per Unit. For the period from October 1, 1996 through November 30, 1996, a total of 43 Units traded at per Unit prices between $635.04 and $550 with a weighted average of $583.14 per Unit. For the period from August 1, 1996 through September 30, 1996, a total of 116 Units traded at per Unit prices between $600 and $550 with a weighted average of $593.53 per Unit. Finally, for the period from June 1, 1996 through July 31, 1996, a total of 65 Units traded at per Unit prices between $600 and $566 with a weighted average of $573.85 per Unit.

     In view of the foregoing, the Purchaser believes that the Purchase Price is competitive with the current weighted average secondary market prices. In addition, the Purchaser believes that the Purchase Price compares favorably with the estimated present value of the future Low-Income Housing Credits that a Limited Partner who chooses to remain in the Partnership may receive. The aggregate present value of the Low-Income Housing Credits over the remaining seven years of the Credit Period is $526. This present value of the Low-Income Housing Credits was calculated by using a discount rate of 6.44%, which represents the rate for U.S. Treasury Strips maturing in November, 2008. According to the Form 10-K, all the properties invested in by the partnership will have reached the end of the 15 year Low-Income Housing Credits Compliance Period in 2008.

     Limited Partners who sell Units pursuant to the Offer will receive a cash payment of $555.00 per Unit sold. In addition, Limited Partners who sell all their Units who have been unable to use the passive losses from the Partnership will be able to use those suspended passive losses, estimated to be up to $493 per Unit from the sale to offset their income from the sale and any other taxable income of such Limited Partner. Alternatively, if Limited Partners keep their Units, it is possible that they will eventually receive proceeds when the properties are sold or refinanced. Additionally, they may receive the tax benefit of their allocable share of additional passive operating losses and of a capital loss if they ultimately do not receive a return of their original capital. See Section 6 ("Certain Federal Income Tax Consequences").

     The Purchase Price represents the price at which the Purchaser is willing to purchase Units. Other measures of the value of the Units may be relevant to Limited Partners. Limited Partners are urged to consider carefully all of the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of the Offer before deciding whether to tender Units.

     14. Conditions of the Offer.

     Notwithstanding any other provisions of the Offer and in addition to (and not in limitation of) the Purchaser's rights to extend and amend the Offer at any time in its sole discretion, the Purchaser shall not be required to accept for payment, subject to Rule 14e-1(c) under the Exchange Act, any tendered Units and may terminate the Offer as to any Units not then paid for if, prior to the Expiration Date, (i) the Purchaser shall not have confirmed to its reasonable satisfaction that, upon purchase of the Units pursuant to the Offer, the Purchaser will have full rights to ownership as to all such Units and the Purchaser will become the transferee of the purchased Units for all purposes under the Partnership Agreement, (ii) the Purchaser shall not have confirmed to its reasonable satisfaction that, upon the purchase of the Units pursuant to the Offer, the Transfer Restrictions will have been satisfied, or (iii) all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, necessary for the consummation of the transactions contemplated by the Offer shall not have been filed, occurred or been obtained. Furthermore, notwithstanding any other term of the Offer, the Purchaser will not be required to accept for payment and may terminate or amend the Offer as to such Units if, at any time on or after the date of the Offer and before the Expiration Date, any of the following conditions exist:

     (a) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iii) the commencement or escalation of a war, armed hostilities or other national or international crisis involving the United States, (iv) any limitation (whether or not mandatory) imposed by any governmental authority on, or any other event that might have material adverse significance with respect to, the nature or extension of credit by banks or other lending institutions in the United States, or (v) in the case of any of the foregoing, a material acceleration or worsening thereof; or

     (b) any material adverse change (or any condition, event or development involving a prospective material adverse change) shall have occurred or be likely to occur in the business, prospects, financial condition, results of operations, properties, assets, liabilities, capitalization, partners' equity, licenses, franchises or businesses of the Partnership and its subsidiaries taken as a whole; or

     (c) there shall have been threatened, instituted or pending any action, proceeding, application, audit, claim or counterclaim by any government or governmental authority or agency, domestic or foreign, or by or before any court or governmental, regulatory or administrative agency, authority or tribunal, domestic, foreign or supranational, which (i) challenges the acquisition by the Purchaser of the Units or seeks to obtain any material damages as a result thereof, (ii) makes or seeks to make illegal, the acceptance for payment, purchase or payment for any Units or the consummation of the Offer, (iii) imposes or seeks to impose limitations on the ability of the Purchaser or any affiliate of the Purchaser to acquire or hold or to exercise full rights of ownership of the Units, including, but not limited to, the right to vote any Units purchased by them on all matters, (iv) may result in a material diminution in the benefits expected to be derived by the Purchaser or any of their affiliates as a result of the Offer, (v) requires divestiture by the Purchaser of any Units, (vi) might materially adversely affect the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Partnership or the Purchaser, or (vii) challenges or adversely affects the Offer; or

     (d) there shall be any action taken, or any statute, rule, regulation, order or injunction shall have been enacted, promulgated, entered, enforced or deemed applicable to the Offer, or any other action shall have been taken, by any government, governmental authority or court, domestic or foreign, other than the routine application to the Offer of waiting periods that has resulted, or in the reasonable good faith judgment of the Purchaser could be expected to result, in any of the consequences referred to in clauses (i) through (vii) of paragraph
(c) above; or

     (e) the Partnership or any of its subsidiaries shall have authorized, recommended, proposed or announced an agreement or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any comparable event, not in the ordinary course of business consistent with past practices; or

     (f) the failure to occur of any necessary approval or authorization by any federal or state authorities necessary to the consummation of the purchase of all or any part of the Units to be acquired hereby, which in the reasonable judgment of the Purchaser in any such case, and regardless of the circumstances (including any action of the Purchaser) giving rise thereto, makes it inadvisable to proceed with such purchase or payment; or

     (g) Purchaser shall become aware that any material right of the Partnership or any of its subsidiaries under any governmental license, permit or authorization relating to any environmental law or regulation is reasonably likely to be impaired or otherwise adversely affected as a result of, or in connection with, the Offer; or

     (h) the Partnership or any of its General Partners shall have amended, or proposed or authorized any amendment to, the Partnership Agreement or the Purchaser shall have become aware that the Partnership or any of its General Partners have proposed any such amendment.

     The foregoing conditions are for the sole benefit of the Purchaser and its affiliates and may be asserted by the Purchaser regardless of the circumstances (including, without limitation, any action or inaction by the Purchaser or any of its affiliates) giving rise to such condition, or may be waived by the Purchaser, in whole or in part, from time to time in its sole discretion. The failure by the Purchaser at any time to exercise the foregoing rights will not be deemed a waiver of such rights, which will be deemed to be ongoing and may be asserted at any time and from time to time. Any determination by the Purchaser concerning the events described in this Section 14 will be final and binding upon all parties.

     15. Certain Legal Matters.

     Except as set forth in this Offer to Purchase, based on its review of publicly available filings by the Partnership with the Commission and other publicly available information regarding the Partnership, the Purchaser is not aware of any licenses or regulatory permits that would be material to the business of the Partnership, taken as a whole, and that might be adversely affected by the Purchaser's acquisition of Units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of Units by the Purchaser pursuant to the Offer as contemplated herein, other than the filing of a Tender Offer Statement on Schedule 14D-1 (which has been filed) and any required amendments thereto. Should any such approval or other action be required, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Partnership's business, or that certain parts of the Partnership's or the Purchaser's businesses might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action in the event that such approvals were not obtained or such actions were not taken.

     Appraisal Rights. Limited Partners will not have appraisal rights as a result of the Offer.

     State Anti-takeover Laws. A number of states have adopted anti-takeover laws which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations or other entities which are incorporated or organized in such states or which have substantial assets, securityholders, principal executive offices or principal places of business therein. Although the Purchaser has not attempted to comply with any state anti-takeover statutes in connection with the Offer, the Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer and nothing in this Offer to Purchase nor any action taken in connection therewith is intended as a waiver of such right. If any state anti-takeover statute is applicable to the Offer, the Purchaser might be unable to accept for payment or purchase Units tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obliged to accept for purchase or pay for any Units tendered.

     ERISA. By executing and returning the Letter of Transmittal, a Limited Partner will be representing that either (a) the Limited Partner is not a plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or Section 4975 of the Code, or an entity deemed to hold "plan assets" within the meaning of 29 C.F.R. ss.2510.3-101 of any such plan; or
(b) the tender and acceptance of Units pursuant to the Offer will not result in a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

     Margin Requirements. The Units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to the Offer.

     Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied. The Purchaser does not believe any filing is required under the HSR Act with respect to its acquisition of Units contemplated by the Offer.

     16. Certain Fees and Expenses.

     Except as set forth in this Section 16, the Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Units pursuant to the Offer. The Purchaser has retained The Herman Group, Inc. of Dallas, Texas to act as Administrative Agent/Depositary in connection with the Offer. The Purchaser will pay to the Administrative Agent/Depositary reasonable and customary compensation for its services, plus reimbursement for certain reasonable out-of-pocket expenses, and has agreed to indemnify it against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws. The Purchaser will also pay all costs and expenses of printing and mailing the Offer and its legal fees and expenses.

     17. Miscellaneous.

     The Offer is being made to all Limited Partners to the extent their names and addresses are reflected on the books and records of the Partnership. The Purchaser is not aware of any state in which the making of the Offer is prohibited by administrative or judicial action pursuant to a state statute. If the Purchaser becomes aware of any state where the making of the Offer is so prohibited, the Purchaser will make a good faith effort to comply with any such statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, the Purchaser cannot comply with any applicable statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) Limited Partners in such state.

     Pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, the Purchaser has filed with the Commission a Tender Offer Statement on Schedule 14D-1, together with exhibits, furnishing certain additional information with respect to the Offer. Such statement and any amendments thereto, including exhibits, may be inspected and copies may be obtained at the same places and in the same manner as set forth with respect to information concerning the Partnership in Section 9 ("Certain Information Concerning the Partnership") (except that they will not be available at the regional offices of the Commission).

     No person has been authorized to give any information or make any representation on behalf of the Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.


                                                Oldham Institutional Tax Credits
                                                LLC


July 24, 1997

                                   APPENDIX A
                            GLOSSARY OF DEFINED TERMS

     "Administrative Agency/Depositary" means The Herman Group, Inc. of Dallas, Texas.

     "Assignee" means a person or entity who has purchased Units but is not recognized on the books and records of the Partnership as a registered holder of such Units.

     "Beneficial Owner" means a Limited Partner in the case of Units owned by Individual Retirement Accounts or Keogh plans.

     "Business Day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time, and any time period of business days will be computed in accordance with Rule 14d-1(c)(6) under the Exchange Act.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Co-General Partner" means Arch Street V, Limited Partnership, a Massachusetts limited partnership.

     "Commission" means the Securities and Exchange Commission.

     "Credit Period" has the meaning set forth in Section 9.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

     "Expiration Date" has the meaning set forth in Section 1.

     "Form 10-K" means the Partnership's Form 10-K for the fiscal year ended March 31, 1997.

     "FTC" means the Federal Trade Commission.

     "General Partners" means the Co-General Partner and the Managing General Partner.

     "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     "IRA" means an individual retirement account.

     "Limited Partner" means any person who is a limited partner, whether an Initial Limited Partner, the Original Limited Partner, an Additional Limited Partner or any other person or entity who is admitted as a Substituted Limited Partner, at the time of reference thereto, in such person's or entity's capacity as a limited partner of the Partnership.

     "Limited Partnership Interest" means the ownership interest of a Limited Partner, including its interest in distributions, including liquidating distributions, and profits and losses of the Partnership and all of its other rights, duties and obligations under the Partnership Agreement.

     "Low-Income Housing Credits" means the tax credit allowed under Section 42 of the Code for qualified low-income housing projects.

     "Managing General Partner" means Arch Street V, Inc., a Massachusetts corporation.

     "Managing Member" means West Cedar Managing, Inc., a Massachusetts corporation and the managing member of the Purchaser.

     "NASD" means the National Association of Securities Dealers, Inc.

     "Offer" has the meaning set forth in the Introduction.

     "Offer to Purchase" means this Offer to Purchase dated July 24, 1997.

     "Partnership" means Boston Financial Tax Credit Fund V, A Limited Partnership, a Massachusetts limited partnership.

     "Partnership Agreement" means the Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of March 2, 1990, as amended to date, by and among Arch Street V Limited Partnership, a Massachusetts limited partnership, and Arch Street V, Inc. as General Partners, Arch Street V Limited Partnership, as Original Limited Partner of the Partnership and those persons or entities admitted to the Partnership from time to time as Limited Partners.

     "Purchase Price" has the meaning set forth in the Introduction.

     "Purchaser" means Oldham Institutional Tax Credits LLC, a Massachusetts limited liability company and an affiliate of the General Partners.

     "Rehabilitation Tax Credits" means any historic rehabilitation credits to tax allowed to the Partnership and its partners under Section 47 of the Code.

     "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

     "Substituted Limited Partner" means any person or entity admitted to the Partnership as a Limited Partner pursuant to the provisions of Section 7.3 of the Partnership Agreement.

     "Tax Credits" means Rehabilitation Tax Credits and Low-Income Housing Credits.

     "TIN" means taxpayer identification number.

     "Transfer Restrictions" has the meaning set forth in Section 2.

     "UBTI" means unrelated business taxable income.

     "Unit" means a unit of limited partner interest in the Partnership, representing a cash contribution of $1,000 to the capital of the Partnership. Reference to a majority, or specified percentage, in the interest of the Limited Partners means Limited Partners who, in the aggregate, own greater than 50%, or such specified percentage, respectively, of the total number of Units.

                                   SCHEDULE I
          EXECUTIVE OFFICERS AND DIRECTORS OF WEST CEDAR MANAGING, INC.


     Set forth below is the name, current business address, present principal occupation, and employment history for at least the past five years of each executive officer and director of WEST CEDAR MANAGING, INC. (the "Managing Member"). Each person listed below is a citizen of the United States.

     The principal officers and directors of West Cedar Managing, Inc. are:

Jenny Netzer                         President and Treasurer
William E. Haynsworth                Managing Director, Chief Operating Officer
Michael H. Gladstone                 Managing Director
Paul F. Coughlan                     Vice President
Peter G. Fallon, Jr.                 Vice President
Randolph G. Hawthorne                Vice President

     The Managing Directors of West Cedar Managing, Inc. comprise its board of directors and also collectively perform the function of chief executive officer of West Cedar Managing, Inc. Each Managing Director will serve as a director of West Cedar Managing, Inc. until his or her successor is elected and qualified. All the above-officers occupy executive positions in The Boston Financial Group Limited Partnership ("Boston Financial"), an affiliate of the Purchaser.

     Jenny Netzer, age 41, is a graduate of Harvard University (B.A., 1976) and received a Master's in Public Policy from Harvard's Kennedy School of Government in 1982. She joined Boston Financial in 1987 and is a Senior Vice President leading the Institutional Tax Credit Team, which is responsible for developing, marketing and managing institutional tax credit products. Previously, she led the company's new business initiatives, helping guide the company's efforts in the areas of publicly-traded real estate securities and senior housing. She is also a member of the Senior Leadership Team of Boston Financial, which is responsible for the strategic direction of the company. Previously Ms. Netzer managed the firm's Asset Management division. Before joining Boston Financial, she was Deputy Budget Director for the Commonwealth of Massachusetts. Ms. Netzer was also Assistant Controller at Yale University and has been a member of the Watertown Zoning Board of Appeals.

     William E. Haynsworth, age 57, graduated from Dartmouth College and Harvard Law School. Mr. Haynsworth was Acting Executive Director of the Massachusetts Housing Finance Agency, where he was also General Counsel, prior to becoming a Vice President of Boston Financial in 1977 and a Senior Vice President in 1986. He has also served as Director of Non-Residential Development of the Boston Redevelopment Authority and as an associate of the law firm of Goodwin, Procter & Hoar in Boston. Mr. Haynsworth is a member of the Senior Leadership Team and Board of Directors of Boston Financial and is the senior executive responsible for structuring and acquiring real estate investments.

     Michael H. Gladstone, age 41, graduated from Emory University (B.A. 1978) and Cornell University (J.D., MBA 1982). He joined Boston Financial in 1985, and currently serves as a Vice President and the company's General Counsel. Mr. Gladstone is also a member of the Senior Leadership Team of Boston Financial. Prior to joining Boston Financial, Mr. Gladstone was associated with the law firm of Herrick & Smith. Mr. Gladstone is a member of the National Realty Committee and serves on the advisory board to the Housing and Development Reporter, a national publication on housing issues.

     Paul F. Coughlan, age 53, is a graduate of Brown University (A.B., 1965) and served in the United States Navy before entering the securities business in 1969. He was employed as an investment broker by Bache & Company until 1972, and then by Reynolds Securities Inc. He joined Boston Financial in 1975 as a Vice President in the real estate investment marketing area and was named a Senior Vice President in 1986. Mr. Coughlan is a member of the Institutional Tax Credit Team with responsibility for the marketing of real estate investments.

     Peter G. Fallon, Jr., age 59, graduated from the College of the Holy Cross (B.S. 1960) and Babson College (M.B.A., 1965). He joined Boston Financial in 1970, shortly after its formation, and is currently a Senior Vice President and a member of the Institutional Tax Credit Team with responsibility for the marketing of real estate investments.

     Randolph G. Hawthorne, age 46, is a graduate of Massachusetts Institute of Technology and Harvard Graduate School of Business. He has been associated with Boston Financial since 1973 and has served as the Treasurer of Boston Financial and manager of the company's Investment Real Estate division. Currently a Senior Vice President of Boston Financial, Mr. Hawthorne's primary responsibility is structuring and acquiring real estate investments and development new business opportunities. He also serves on the Board of Directors of Boston Financial. Mr. Hawthorne currently serves as Chairman of the National Multi-Housing Council and is a former President of the National Housing and Rehabilitation Association. He is also a member of the Urban Land Institute's Multifamily Residential Council and a member of the Advisory Board of the University of California, Berkeley Real Estate Center.

SCHEDULE II

Local Limited Partnership Schedule



                                                         Capital Contributions
                                                       Total           Paid            Mortgage loans                     Occupancy
Local Limited Partnership               Number      Committed at      through            payable at          Type             at
Property Name                            of           March 31,       March 31,          December 31,         of           March 31,
Property Location                     Apt. Units        1997            1997                1996            Subsidy*         1997
---------------------------------   ------------   --------------- ----------------  --------------------  ------------   ----------
Strathern Park/Lorne Park, a
California Limited Partnership (1)
Strathern Park/Lorne Park
Los Angeles, CA                          241       $8,418,667         $8,418,667         $17,552,451          None            100%

Maiden Choice Limited
 Partnership
ParkCaton
Catonsville, MD                          101        2,513,300          2,513,300           4,050,000          None            100%

Cedar Lane I, Ltd.
Cedar Lane I
London, KY                                36          288,587            288,587           1,122,677          None            100%

Silver Creek II, Ltd.
Silver Creek II
Berea, KY                                 24          193,278            193,278             771,586          None            100%

Tompkins/Rosecliff, Ltd.
Rosecliff
Sanford, FL                              168        3,604,720          3,604,720           5,617,392          None             90%

Brookwood L.D.H.A.
Brookwood
Ypsilanti, MI                             81        2,373,295          2,373,295           3,042,439          None             95%

Water Oak Apartment, L.P.
Water Oak
Orange City, FL                           40          293,519            293,519           1,260,655          None            100%



                                    Page 45

SCHEDULE II

Local Limited Partnership Schedule


                                                         Capital Contributions
                                                       Total           Paid            Mortgage loans                     Occupancy
Local Limited Partnership               Number      Committed at      through            payable at          Type             at
Property Name                            of           March 31,       March 31,          December 31,         of           March 31,
Property Location                     Apt. Units        1997            1997                1996            Subsidy*         1997
---------------------------------   ------------   --------------- ----------------  --------------------  ------------   ----------

Yester Oaks, L.P.
Yester Oaks
Lafayette, GA                             44          319,254            319,254           1,291,670           FmHA             88%

Ocean View Apartments, L.P.
Ocean View
Fernandina Beach, FL                      42          334,177            334,177           1,371,628           None            100%

Burbank Limited Partnership I
Wheeler House
Nashua, NH                                17          300,531            300,531             713,772         Section 8         100%

Archer Village, Ltd.
Archer Village
Archer, FL                                24          171,380            171,380             711,860           FmHA             95%

The Oaks of Dunlop Farms, L.P.
Oaks of Dunlop
Colonial Heights, VA                     144        2,791,280          2,791,280           4,453,719           None             99%

Timothy House Limited
 Partnership
Timothy House
Towson, MD                               112        3,064,250          3,064,250           2,572,215           None            100%

Westover Station Associates, L.P.
Westover Station
Newport News, VA                         108        1,972,947          1,972,947           2,674,741           None             94%



                                    Page 46

SCHEDULE II

Local Limited Partnership Schedule



                                                         Capital Contributions
                                                       Total           Paid            Mortgage loans                     Occupancy
Local Limited Partnership               Number      Committed at      through            payable at          Type             at
Property Name                            of           March 31,       March 31,          December 31,         of           March 31,
Property Location                     Apt. Units        1997            1997                1996            Subsidy*         1997
---------------------------------   ------------   --------------- ----------------  --------------------  ------------   ----------

Christiansted Limited Dividend
 Housing Association
Carib III
St. Croix, VI                            24           322,260          322,260            1,489,054           FmHA             92%

St. Croix II Limited Partnership
Carib II
St. Croix, VI                            20           347,680          347,680            1,407,642           FmHA             85%

Whispering Trace Apartments,
 A Limited Partnership
Whispering Trace
Woodstock, GA                            40         1,093,330        1,093,330            1,408,471           None             95%

Historic New Center Apartments
 Limited Partnership
New Center
Detroit, MI                             104         2,899,000        2,899,000            3,519,360         Section 8          90%

Huguenot Park Associates, L.P.
Huguenot Park
New Paltz, NY                            24           982,358          982,358            1,400,000           None            100%

Cobblestone Place Townhomes,
 A Limited Partnership
Hillwood Pointe
Jacksonville, FL                        100         2,356,133        2,356,133            2,993,869           None             97%

Kensington Place Townhomes,
 A Limited Partnership
Pinewood Pointe
Jacksonville, FL                        136         3,153,173        3,153,173            4,053,614           None             99%



                                    Page 47

SCHEDULE II

Local Limited Partnership Schedule


                                                         Capital Contributions
                                                       Total           Paid            Mortgage loans                     Occupancy
Local Limited Partnership               Number      Committed at      through            payable at          Type             at
Property Name                            of           March 31,       March 31,          December 31,         of           March 31,
Property Location                     Apt. Units        1997            1997                1996            Subsidy*         1997
---------------------------------   ------------   --------------- ----------------  --------------------  ------------   ----------

Westgate Apartments Limited
 Partnership
Westgate
Bismark, ND                                60           935,893        935,893           1,389,836           None             95%

Woodlake Hills Limited
 Partnership
Woodlake Hills
Pontiac, MI                               144         4,154,670      4,154,670           3,875,742           None             94%

Bixel House, a California
 Limited Partnership
Bixel House
Los Angeles, CA                            76           710,677        710,677           1,442,282         Section 8          96%

Harmony Apartments, a California
 Limited Partnership
Magnolia Villas
North Hollywood, CA                        65         3,203,996      3,203,996           3,124,470           None             95%

Schumaker Place Associates, L.P.
Schumaker Place
Salisbury, MD                              96         2,910,453      2,910,453           2,941,443           None             92%

Circle Terrace Associates Limited
 Partnership
Circle Terrace
Lansdowne, MD                             303         5,811,234      5,811,234           9,962,770         Section 8          98%
                                      -------      ------------   ------------       -------------
                                        2,374      $ 55,520,042   $ 55,520,042       $  86,215,358
                                      =======      ============   ============       =============


SCHEDULE II

Local Limited Partnership Schedule


* FmHA This subsidy, which is authorized under Section 515 of the Housing Act of 1949, can be one or a combination of different types of financing. For instance, FmHA may provide 1) direct below-market-rate mortgage loans for rural rental housing; 2) mortgage interest subsidies which effectively lower the interest rate of the loan to 1%; 3) a rental assistance subsidy to tenants which allows them to pay no more than 30% of their monthly income as rent with the balance paid by the federal government; or 4) a combination of any of the above.

Section 8 This subsidy, which is authorized under Section 8 of Title II of the Housing and Community Development Act of 1974, allows qualified low-income tenants to pay 30% of their monthly income as rent with the balance paid by the federal government.

            (1) On January 1, 1994, Lorne Park merged into Strathern Park in a business combination accounted for as a pooling of interests. Lorne Park's total assets, liabilities and partners' equity were combined with Strathern Park at their existing book value, and neither partnership recognized a gain or loss on the merger. The combined Partnerships constructed a 241 Unit apartment project (Lorne Park:
            72 Units, Strathern Park: 169 Units) for tenants whose income is very low to moderate.

Boston Financial Qualified Housing Tax Credits L.P. V Schedule III - Real Estate and Accumulated Depreciation of Property Owned by Local Limited Partnerships in which Registrant has invested March 31, 1997 (continued)


                                                                              NET
                                                                           IMPROVEMENTS
                         NUMBER    TOTAL                   BUILDINGS/      CAPITALIZED                BUILDINGS
                           OF      ENCUM-                 IMPROVEMENTS    SUBSEQUENT TO                  AND
DESCRIPTION               UNITS   BRANCES*      LAND      & EQUIPMENT      ACQUISITION       LAND    IMPROVEMENTS      TOTAL
-----------               -----   --------      ----      -----------      -----------       ----    ------------      -----

Low and Moderate
 Income Apartment
  Complexes
  Strathem Park/Lome       241 $17,552,451   $4,369,500    $10,513,639       $10,993,326  $5,889,320  $19,897,145  $25,876,465
  Park
   Los Angeles, CA
Maidens Choice             101   4,050,000      807,791      2,103,769         3,391,316     807,791    4,405,085    6,212,876
   Baltimore, MD
Cedar Lane                  36   1,122,677       40,000      1,375,512            11,854      40,000    1,387,366    1,427,366
   London, KY
Silver Creek,               24     771,586       20,000        946,812                 0      20,000      946,812      966,812
   Berea, KY
Rosecliff                  168   5,617,392    1,200,000      3,304,950         4,578,797    1,120,000   7,963,747    9,083,747
   Orlando, FL
Brookwood                   81   3,042,439       91,470        344,580         4,519,699      79,178    4,876,571    4,955,749
   Ypsilanti
  Township, MI
Water Oak                   40   1,260,655       98,058      1,467,944             4,343      98,058    1,472,287    1,570,345
   Orange City, FL
Yester Oaks                 44   1,291,670       47,105      1,574,145             2,489      47,105    1,576,634    1,623,739
   Lafayette, GA
Ocean View                  42   1,371,628      112,620      1,600,421             7,347     112,620    1,607,768    1,720,388
   Ferandina Beach. FL
Wheeler House               17     713,772       42,000      1,139,412            25,527      42,000    1,164,939    1,206,939
   Nashua, NH
Archer Village              24     711,860       40,000        861,288            38,860      40,000      900,157      940,157
   Archer, FL
Oaks of Dunlop             144   4,453,719      631,959      6,492,444           109,440     631,959    6,601,884    7,233,843
   Colonial Heights,
   VA
Timothy House              112   2,572,215       11,368      6,344,664           396,246      11,638    6,740,910    6,752,548
   Towson, MD
Westover Station           108   2,674,741      305,645      4,299,613             3,757     305,645    4,303,370    4,609,015
   Newport News, VA
Carib Villas III            24   1,489,054      107,582      1,802,466             2,764     239,009    1,673,803    1,912,812
   St. Croix, VI
Carib Villas II             20   1,407,642       57,720      1,787,528             2,764     197,195    1,650,817    1,848,012
   St. Croix, VI
Whispering Trace            40   1,408,471      218,000      2,413,145         (486,409)     218,000    1,926,736    2,144,736
   Woodstock, GA
New Center                 104   3,519,360       79,652      3,534,776         2,930,224      96,116    6,448,538    6,544,652
   Detroit, MI
Huguenot Park               24   1,400,000       83,000      2,088,664                 0      83,000    2,088,664    2,171,664
   New Paltz, NY
Hillwood Pointe            100   2,993,869      454,185      5,103,711             1,459     454,185    5,105,170    5,559,355
   Jacksonville, FL
Pinewood Pointe            136   4,053,614      555,093      6,809,808           445,908     555,093    7,255,716    7,810,809
   Jacksonville, Fl
Westgate                    60   1,389,836      215,168      2,152,519            22,471     236,689    2,153,469    2,390,158
   Bismark, ND
Woodlake Hills             144   3,875,742      233,690      6,481,250         2,386,284     187,588    8,913,636    9,101,224
   Pontiac, MI
Bixel House                 76   1,442,282      190,746      2,294,879            50,061     190,746    2,344,940    2,535,868
   Los Angeles, CA
Harmony                     65   3,124,470            0      7,020,696           117,826           0    7,138,522  1,7,138,522
   North Hollywood,
CA
Schumaker Place             96   2,941,443      531,776      1,627,716         3,603,531     536,153    5,226,870    5,763,023
  Salisbury, MD
Circle Terrace             303   9,962,770            0      7,884,733         8,495,063   1,104,269   15,275,527   16,379,796
   Lansdown, MD
                        =======================================================================================================
        Totals
                         2,374 $86,215,358   $10,544,398   $93,281,084       $41,654,956  $13,343,35  $132,137,081 $145,480,438
                        =======================================================================================================




                                                  LIFE ON
                                                   WHICH
                                               DEPRECIATION
                       ACCUMULATED    DATE       IS COMPUTED        DATE
DESCRIPTION            DEPRECIATION   BUILT       (YEARS)        ACQUIRED
-----------            ------------   -----        ------        --------

Low and Moderate
   Income Apartment
   Complexes
Strathem Park/Lome     $4,438,048     1991        various        07/05/90
  Park
   Los Angeles, CA
Maidens Choice          1,193,185     1991        various        08/17/90
   Baltimore, MD
Cedar Lane                269,462     1991        various        09/10/90
   London, KY
Silver Creek,             189,935     1990        various        08/15/90
   Berea, KY
Rosecliff               1,856,102     1991        various        09/18/90
   Orlando, FL
Brookwood                 984,488     1992        various        10/01/90
   Ypsilanti
  Township, MI
Water Oak                 315,058     1991        various        01/10/91
   Orange City, FL
Yester Oaks               349,631     1991        various        01/01/91
   Lafayette, GA
Ocean View                366,864     1991        various        01/01/91
   Ferandina Beach. FL
Wheeler House             225,657     1991        various        01/01/91
   Nashua, NH
Archer Village            209,079     1991        various        01/01/91
   Archer, FL
Oaks of Dunlop          1,711,138     1991        various        01/01/91
   Colonial Heights,
   VA
Timothy House             883,228     1992        various        03/05/91
   Towson, MD
Westover Station          724,351     1991        various        03/30/91
   Newport News, VA
Carib Villas III          401,707     1992        various        03/21/91
   St. Croix, VI
Carib Villas II           386,389     1991        various        03/01/91
   St. Croix, VI
Whispering Trace          562,439     1990        various        05/01/91
   Woodstock, GA
New Center               1,64,004     1992        various        06/27/91
   Detroit, MI
Huguenot Park             435,847     1991        various        06/26/91
   New Paltz, NY
Hillwood Pointe         1,212,626     1991        various        07/19/91
   Jacksonville, FL
Pinewood Pointe         1,569,667     1991        various        07/31/91
   Jacksonville, Fl
Westgate                  421,740     1991        various        07/25/91
   Bismark, ND
Woodlake Hills          1,092,535     1992        various        08/01/91
   Pontiac, MI
Bixel House               656,472     1991        various        07/31/91
   Los Angeles, CA
Harmony                 1,596,510     1991        various        07/31/91
   North Hollywood,
   CA
Schumaker Place           581,838     1992        various        09/20/91
  Salisbury, MD
Circle Terrace          2,369,146     1993        various        12/06/91
   Lansdown, MD
                       ===========
        Totals
                       $26,076,146
                       ===========



(1) The aggregate for the Federal Income Tax purposes is approximately $145,480,000.

* Mortgage notes payable generally represent non-recourse financing low-income housing projects payable with terms of up to 40 years with interest payable at rates ranging from 9.75% to 12%. The Partnership has not guaranteed any of these mortgages notes payable.

Schedule III - Certain Information Concerning
Each Property owned by Local Limited
Partnerships in Which the Partnership
has Invested at March 31, 1997
(continued)


Summary of property owned and accumulated depreciation:

Property owned December 31, 1996                                                Accumulated Depreciation December 31, 1996
------------------------------------------------------------------------------------------------------------------------------------
Balance at beginning of period                               $145,304,421       Balance at beginning of period          $ 21,269,750

  Additions during period:                                                      Additions during period:
     Other acquisitions                        13,520                             Depreciation                             4.805.396
                                                                                                                        ------------
     Improvements etc.                        162,497                           Balance at close of period              $ 26,076,146
                                              -------                                                                   ============
                                                                 176,017
Deductions during period:
   Cost of real estate sold                         0
  Reclassification to intangible assets             0
                                              -------
                                                                        0
                                                             ------------
Balance at close of period                                   $145,480,438
                                                             ============



Property owned December 31, 1995                                                Accumulated Depreciation December 31, 1995
------------------------------------------------------------------------------------------------------------------------------------
Balance at beginning of period                               $145,215,379       Balance at beginning of period:        $  16,571,920
  Additions during period:                                                       Additions during period:
     Other acquisitions                        27,195                             Depreciation                             4.697.830
     Improvements etc.                                                          Balance at close of period             $  21,269,750
                                                                                                                       =============
                                             13,1,065
                                             --------
                                                                 158,260
Deductions during period:
   Cost of real estate sold                  (69,218)
                                             -------
Reclassification to intangible assets              0
                                             -------
                                                                 (69,218)
                                                             -----------

Balance at close of period                                   $145,304,432
                                                             ------------




Property owned December 31, 1994                                                Accumulated Depreciation December 31, 1994
------------------------------------------------------------------------------------------------------------------------------------
Balance at beginning of period                               $145,650,432       Balance at beginning of period:        $  11,565,575
  Additions during period:                                                       Additions during period:
     Other acquisitions                        31,594                             Depreciation
                                                                                                                           5.006.345
                                                                                                                       -------------
     Improvements etc.                                                          Balance at close of period             $  16,571,920
                                                                                                                       =============
                                               37,945
                                              -------
                                                                   69,539
Deductions during period:
   Cost of real estate sold                  (504,592)
                                              -------
Reclassification to intangible assets               0
                                              -------

                                                                 (504,592)
                                                             ------------
Balance at close of period                                   $145,215,379
--------------------------                                   ------------


         Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. Questions on, and requests for assistance in, completing the documentation or requests for additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from The Herman Group, Inc. (the "Administrative Agent/Depositary") by calling the toll free number below. The Letter of Transmittal and any other required documents should be sent or delivered by each Limited Partner to the Administrative Agent/Depositary at its address set forth below. To be effective, a duly completed and signed Letter of Transmittal must be received by the Administrative Agent/Depositary at the address set forth below before 12:00 midnight, Eastern Time, on Thursday, August 21, 1997. For additional information with regard to the Offer to Purchase, call the Purchaser at the toll-free number set forth below.


      For Additional Information with regard to the Offer to Purchase Call:

                      Oldham Institutional Tax Credits LLC

                          (800) 829-9213, extension 12
                                 101 Arch Street
                           Boston, Massachusetts 02110

For Assistance in Completing the Letter of Transmittal and Related Documentation
    or Additional Copies of the Offer to Purchase, Letter of Transmittal and
                           Related Documents contact:

                             The Herman Group, Inc.
                             2121 San Jacinto Street
                                   26th Floor
                               Dallas, Texas 75201
                            Telephone: (800) 243-8440
                   Facsimile: (214) 999-9323 or (214) 999-9348


            Return Letter of Transmittal and other Related Documents
                       By Mail/Hand or Overnight Delivery:

                         Administrative Agent/Depositary

                             The Herman Group, Inc.
                             2121 San Jacinto Street
                                   26th Floor
                               Dallas, Texas 75201
                            Telephone: (800) 243-8440
                   Facsimile: (214) 999-9323 or (214) 999-9348

                                 Exhibit (a)(2)

                              LETTER OF TRANSMITTAL

                                       TO

                                  TENDER UNITS

                                       IN

  BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. V, A LIMITED PARTNERSHIP



              PURSUANT TO THE OFFER TO PURCHASE DATED JULY 24, 1997

                                       BY

                      OLDHAM INSTITUTIONAL TAX CREDITS LLC



                         Tax I.D. No.:__________________



  Number of                      Number of (1)             Purchase Price
  Units Owned                    Units Tendered            Per Unit _____
  -----------                    --------------            --------------


     (1) If no indication is marked in the Number of Units Tendered Column, all Units issued to you will be deemed to have been tendered

(Please indicate changes or corrections to the address and Tax I.D. number above, if necessary.)
================================================================================

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, EASTERN TIME, ON THURSDAY, AUGUST 21, 1997 (THE "EXPIRATION DATE") UNLESS SUCH OFFER IS EXTENDED.

      The undersigned hereby tender(s) to Oldham Institutional Tax Credits LLC, a Massachusetts limited liability company (the "Purchaser"), the number of Units ("Units") representing limited partnership interests in Boston Financial Qualified Housing Tax Credits L.P. V, A Limited Partnership, a Massachusetts limited partnership (the "Partnership"), specified above, pursuant to the Purchaser's offer to purchase up to 17,200 of the issued and outstanding Units at a purchase price of $555.00 per Unit, net to the seller in cash (the "Purchase Price"), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 24, 1997 (the "Offer to Purchase") and this Letter of Transmittal (the "Letter of Transmittal", which, together with the Offer to Purchase and any supplements, modifications or amendments thereto, constitute the "Offer"), all as more fully described in the Offer to Purchase. LIMITED PARTNERS WHO TENDER THEIR UNITS WILL NOT BE OBLIGATED TO PAY ANY COMMISSIONS OR PARTNERSHIP TRANSFER FEES. Receipt of the Offer to Purchase is hereby acknowledged. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Offer to Purchase.

      By executing and delivering this Letter of Transmittal, a tendering Limited Partner irrevocably appoints the Purchaser and the designees of the Purchaser and each of them as such Limited Partner's proxies, each with full power of substitution, to the full extent of such Limited Partner's rights with respect to the Units tendered by such Limited Partner and accepted for payment by the Purchaser (and with respect to any and all other Units or other securities issued or issuable in respect of such Units on or after the date hereof). All such proxies shall be considered irrevocable and coupled with an interest in the tendered Units. Such appointment will be effective when, and only to the extent that, the Purchaser accepts such Units for payment. Upon such acceptance for payment, all prior proxies given by such Limited Partner with respect to such Units (and such other Units and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consents executed (and, if given or executed, will not be deemed effective). The Purchaser and its designees will, with respect to the Units (and such other Units and securities) for which such appointment is effective, be empowered to exercise all voting and other rights of such Limited Partner as it in its sole discretion may deem proper pursuant to the Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of March 2, 1990, as amended to date (the "Partnership Agreement") or otherwise. The Purchaser may assign such proxy to any person with or without assigning the related Units with respect to which such proxy and/or power of attorney was granted. The Purchaser reserves the right to require that, in order for Units to be deemed validly tendered, immediately upon the Purchaser's payment for such Units, the Purchaser must be able to exercise full voting rights with respect to such Units and other securities, including voting at any meeting of Limited Partners.

      By executing and delivering this Letter of Transmittal, a tendering Limited Partner also irrevocably constitutes and appoints the Purchaser and its designees as the Limited Partner's attorneys-in-fact, each with full power of substitution to the extent of the Limited Partner's rights with respect to the Units tendered by the Limited Partner and accepted for payment by the Purchaser. Such appointment will be effective when, and only to the extent that, the Purchaser accepts the tendered Units for payment. Upon such acceptance for payment, all prior powers of attorney granted by the Limited Partner with respect to such Unit will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, the Purchaser and its designees each will have the power, among other things, (i) to seek to transfer ownership of such Units on the books and records of the Partnership maintained by the General Partners (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith, including, without limitation, any documents or instruments required to be executed under the Partnership Agreement or a "Transferor's (Seller's) Application for Transfer" created by the NASD, if required), (ii) to be allocated all Low-Income Housing Credits and tax losses and to receive any and all distributions made by the Partnership after the Expiration Date, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such Units in accordance with the terms of the Offer,
(iii) to execute and deliver to the Partnership and/or the General Partners (as the case may be) a change of address form instructing the Partnership to send any and all future distributions to which the Purchaser is entitled pursuant to the terms of the Offer in respect of tendered Units to the address specified in such form, and (iv) to endorse any check payable to or upon the order of such Limited Partner representing a distribution, if any, to which the Purchaser is entitled pursuant to the terms of the Offer, in each case on behalf of the tendering Limited Partner. If legal title to the Units is held through an IRA or KEOGH or similar account, the Limited Partner understands that this Letter of Transmittal must be signed by the custodian of such IRA or KEOGH account and the Limited Partner hereby authorizes and directs the custodian of such IRA or KEOGH to confirm this Letter of Transmittal. This power of attorney shall not be affected by the subsequent mental disability of the Limited Partner, and the Purchaser shall not be required to post bond in any nature in connection with this power of attorney. The Purchaser may assign such power of attorney to any person with or without assigning the related Units with respect to which such power of attorney was granted.

      By executing and delivering this Letter of Transmittal, a tendering Limited Partner irrevocably assigns to the Purchaser and its assigns all of the direct and indirect, right, title and interest of such Limited Partner in the Partnership with respect to the Units tendered and purchased pursuant to the Offer, including, without limitation, such Limited Partner's right, title and interest in and to any and all Low Income Housing Credits and tax losses and any and all distributions made by the Partnership after the Expiration Date in respect of the Units tendered by such Limited Partner and accepted for payment by the Purchaser, regardless of the fact that the record date for any such distribution may be a date prior to the Expiration Date. The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to any third party, the right to purchase Units tendered pursuant to the Offer, together with its rights under the Letter of Transmittal, but any such transfer or assignment will not relieve the assigning party of its obligations under the Offer or prejudice the rights of tendering Limited Partners to receive payment for Units validly tendered and accepted for payment pursuant to the Offer.

      By executing this Letter of Transmittal, the undersigned represents that either (a) the undersigned is not a plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code"), or an entity deemed to hold "plan assets" within the meaning of 29 C.F.R. {sec}2510.3-101 of any such plan or (b) the tender and acceptance of Units pursuant to the Offer will not result in a nonexempt prohibited transaction under Section 406 of ERISA or
Section 4975 of the Code.

      By executing this Letter of Transmittal, the undersigned represents that this transfer has not been effected through an established securities market or through a broker-dealer or matching agent which makes a market in Units or which provides a widely available, regular and ongoing opportunity to the holders of Units to sell or exchange their Units through a public means of obtaining or providing information of offers to buy, sell or exchange Units.

      The undersigned recognizes that, if proration is required pursuant to the terms of the Offer, the Purchaser will accept for payment from among those Units validly tendered on or prior to the Expiration Date and not properly withdrawn, the maximum number of Units permitted pursuant to the Offer on a pro rata basis, with adjustments to avoid purchases which would violate the terms of the Offer, based upon the number of Units validly tendered prior to the Expiration Date and not properly withdrawn.

      The undersigned understands that a tender of Units to the Purchaser will constitute a binding agreement between the undersigned and the Purchaser upon the terms and subject to the conditions of the Offer. The undersigned recognizes that under certain circumstances set forth in Section 2 ("Proration; Acceptance for Payment and Payment for Units") and Section 14 ("Conditions of the Offer") of the Offer to Purchase, the Purchaser may not be required to accept for payment any of the Units tendered hereby. In such event, the undersigned understands that any Letter of Transmittal for Units not accepted for payment will be destroyed by the Purchaser. Except as stated in Section 4 ("Withdrawal Rights") of the Offer to Purchase, this tender is irrevocable, provided Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. The undersigned acknowledges that (i) upon acceptance of, and payment for, tendered Units, the undersigned shall no longer be entitled to any benefits as a Limited Partner.

                                      BOX A
                               SUBSTITUTE FORM W-9
                               (See Instruction 4)

The person signing this Letter of Transmittal hereby certifies the following to the Purchaser under penalties of perjury:

(i) The Taxpayer Identification Number ("TIN") as printed (or corrected) on the front furnished in the space provided for that purpose in the Signature Box of this Letter of Transmittal is the correct TIN of the Limited Partner; or if no TIN is provided above and this box [ ] is checked, the Limited Partner has applied for a TIN. If the Limited Partner has applied for a TIN, a TIN has not been issued to the Limited Partner, and either: (a) the Limited Partner has mailed or delivered an application to receive a TIN to the appropriate Internal Revenue Service ("IRS") Center or Social Security Administration Office, or (b) the Limited Partner intends to mail or deliver an application in the near future, it is hereby understood that if the Limited Partner does not provide a TIN to the Purchaser within sixty (60) days, 31% of all reportable payments made to the Limited Partner thereafter will be withheld until a TIN is provided to the Purchaser; and

(ii) Unless this box [ ] is checked, the Limited Partner is not subject to backup withholding either because the Limited Partner (a) is exempt from backup withholding, (b) has not been notified by the IRS that the Limited Partner is subject to backup withholding as a result of a failure to report all interest or dividends, or (c) has been notified by the IRS that such Limited Partner is no longer subject to backup withholding

Note: Place an "X" in the box in (ii) above, if you are unable to certify that the Limited Partner is not subject to backup withholding.


                                      BOX B
                                FIRPTA AFFIDAVIT
                               (See Instruction 4)

 Under Section 1445(c)(5) of the Code and Treas. Reg. 1.1445-11T(d), a transferee must withhold tax equal to 10% of the amount realized with respect to certain transfers of an interest in a partnership if 50% or more of the value of its gross assets consists of U.S. real property interests and 90% or more of the value of its gross assets consists of U.S. real property interests plus cash or cash equivalents, and the holder of the partnership interest is a foreign person. To inform the Purchaser that no withholding is required with respect to the Limited Partner's interest in the Partnership, the person signing this Letter of Transmittal hereby certifies the following under penalties of perjury:

(i) Unless this box [ ] is checked, the Limited Partner, if an individual, is a U.S. citizen or a resident alien for purposes of U.S. income taxation, and if other than an individual, is not a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Code and Income Tax Regulations);

(ii) the Limited Partner's U.S. social security number (for individuals) or employer identification number (for non-individuals) is correct as furnished in the blank provided for that purpose on the front of this Letter of Transmittal; and

(iii) the Limited Partner's home address (for individuals), or office address (for non-individuals), is correctly printed (or corrected) on the front of this Letter of Transmittal. If a corporation, the jurisdiction of incorporation is

The person signing this Letter of Transmittal understands that this certification may be disclosed to the IRS by the Purchaser and that any false statements contained herein could be punished by fine, imprisonment, or both.



                                      BOX C
                               SUBSTITUTE FORM W-8
                               (See Instruction 5)


 By checking this box [ ], the person signing this Letter of Transmittal hereby certifies under penalties of perjury that the Limited Partner is an "exempt foreign person" for purposes of the backup withholding rules under U.S. federal income tax laws, because the Limited Partner:

(i) Is a nonresident alien or a foreign corporation, partnership, estate or trust;

(ii) If an individual, has not been and plans not to be present in the U.S. for a total of 183 days or more during the calendar year; and

(iii) Neither engages, nor plans to engage, in a U.S. trade or business that has effectively connected gains from transactions with a broker or barter exchange.


                           SIGNATURE BOX (ALL OWNERS)
                               (See Instruction 2)


Please sign exactly as your name(s) is printed (or as corrected) on the Letter of Transmittal. For joint owners, each joint owner must sign. The signatory hereto hereby certifies under penalties of perjury the Taxpayer Identification Number (i.e., the signatory's social security number) printed (or as corrected ) on the Letter of Transmittal and the statements in Box A, Box B and, if applicable, Box C. The undersigned hereby represents and warrants for the benefit of the Partnership and the Purchaser that the undersigned owns (or beneficially owns) the Units tendered hereby and has full power and authority to validly tender, sell, assign, transfer, convey and deliver the Units tendered hereby and that when the same are accepted for payment by the Purchaser, the Purchaser will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, such Units will not be subject to any adverse claims and, the transfer and assignment contemplated herein are in compliance with all applicable laws and regulations. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

X-----------------------------------     X--------------------------------------
(Signature of Owner)  (Date)                     (Signature of Joint-Owner)

Name and Capacity                         Area Code and Telephone No. (Eve)
(if other than individual)

------------------------------------      --------------------------------------

Title:                                    Area Code and Telephone No. (Day)

------------------------------------      --------------------------------------




For Units to be accepted for purchase, a Limited Partner should complete and sign this Letter of Transmittal in the Signature Box and return it in the self-addressed, postage-paid envelope enclosed, or by hand or overnight courier to: The Herman Group, Inc. 2121 San Jacinto Street, 26th Floor, Dallas, TX 75201 or by facsimile to: (214) 999-9323 or (214) 999-9348. Delivery of this Letter of Transmittal or any other required documents to an address other than the one set forth above or transmission via facsimile other than as set forth above does not constitute valid delivery.

                INSTRUCTIONS FOR COMPLETING LETTER OF TRANSMITTAL
              Forming Part of the Terms and Conditions of the Offer


FOR ASSISTANCE IN COMPLETING THE LETTER OF TRANSMITTAL OR ADDITIONAL INFORMATION
 OR MATERIALS, CALL: (800) 243-8440

1. Valid Tender and Delivery of Letter of Transmittal. For convenience in responding to the Offer, a self-addressed, postage-paid envelope has been enclosed with the Offer to Purchase. However, to ensure receipt of the Letter of Transmittal, it is suggested that you use an overnight courier or, if the Letter of Transmittal is to be delivered by United States mail, that you use certified or registered mail, return receipt requested.

     To be effective, a duly completed and original of the signed Letter of Transmittal must be received by the Administrative Agent/Depositary at the address (or facsimile number) set forth below before the Expiration Date, 12:00 Midnight, Eastern Time on Thursday, August 21, 1997, unless extended. Letters of Transmittal which have been duly executed, but where no indication is marked in the "Number of Units Tendered" column, shall be deemed to have tendered all Units pursuant to the Offer.

       By Mail/Hand or Overnight Delivery:     THE HERMAN GROUP, INC.
                                               2121 San Jacinto
                                               26th Floor
                                               Dallas, Texas  75201
       By Facsimile :                          (214) 999-9323
                                                         or
                                               (214) 999-9348 (If faxing the
                                               Letter of Transmittal, the
                                               original should also be mailed
                                               to the Administrative
                                               Agent/Depositary.)

       For Additional Information
       Regarding the Offer Call:              (800) 829-9213, ext. 12

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance of a Letter of Transmittal will be determined by the Purchaser and such determination will be final and binding. The Purchaser's interpretation of the terms and conditions of the offer officer (including these instructions for the Letter of Transmittal) also will be final and binding. The Purchaser will have the right to waive any irregularities or conditions as to the manner of tendering. Any irregularities in connection with tenders must be cured within such time as the Purchaser shall determine unless waived by it.

     The Letter of Transmittal will not be valid unless and until any irregularities have been cured or waived. Neither the Purchaser nor the Administrative Agent/Depositary is under any duty to give notification of defects in a Letter of Transmittal and will incur no liability for failure to give such notification.

     THE METHOD OF DELIVERY OF THE LETTER OF THE TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND SOLE RISK OF THE TENDERING LIMITED PARTNER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE ADMINISTRATIVE AGENT/DEPOSITARY. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

 2 Signatures. All Limited Partners must sign in the Signature Box of the Letter of Transmittal. If the Units are held in the names of two or more persons, all such persons must sign the Letter of Transmittal. When signing as a general partner, corporate officer, attorney-in-fact, executor, custodian, administrator or guardian, please give full title and send proper evidence of authority satisfactory to the Purchaser with this Letter of Transmittal. With respect to most trusts, the Partnership will generally require only the named trustee to sign the Letter of Transmittal. For Units held in a custodial account for minors, only the signature of the custodian will be required. Please sign exactly as your name(s) is printed (or corrected) on the Letter of Transmittal.

     If tendered Units are registered in more than one account, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations. Each account has been mailed a separate Letter of Transmittal.

3. Documentation Requirements. In addition to information required to be completed on the Letter of Transmittal, additional documentation may be required by the Purchaser under certain circumstances including, but not limited to those listed below. Questions on documentation should be directed to (800) 243-8440.

 Deceased Owner (Joint Tenant)             -    Certified Copy of Death Certificate.

 Deceased Owner (Others)                   -    Certified Copy of Death Certificate
                                                (See also Executor/Administrator/Guardian below).

 Executor/Administrator/Guardian           -    (i) Certified Copies of court Appointment Documents for Executor or Administrator dated within 60 days of the date of execution of the Letter of Transmittal;
                                                OR (ii) a copy of applicable provisions of the Will (Title Page, Executor(s)'
                                                powers, asset distribution); OR (iii) Certified copy of Estate distribution documents.

 Attorney-in-Fact                          -    Current Power of Attorney.

 Corporations/Partnerships                 -    Certified copy of Corporate Resolution(s) (with raised corporate seal), or other evidence of authority to act. Partnerships should furnish copy of Partnership
                                                Agreement.

 Trust/Pension Plans                       -    Copy of cover page of the Trust or Pension Plan, along with copy of the section(s) setting forth names and powers of Trustee(s) and any amendments to such sections or appointment of Successor Trustee(s).


                               (Continued on Back)

 4. Tax Certification-U.S. Persons. A Limited Partner who or which is a United States citizen OR a resident alien individual, a domestic corporation, a domestic partnership, a domestic trust or a domestic estate (collectively, "United States Persons") as those terms are defined in the Code and Income Tax Regulations, should follow the instructions below with respect to certifying Boxes A and B (on the reverse side of the Letter of Transmittal).

     Taxpayer Identification Number. To avoid 31% federal income tax backup withholding, the Limited Partner must furnish his, her or its TIN as printed (or corrected) on the front of the Letter of Transmittal and certify under penalties of perjury, Box A, B and, if applicable, Box C.

     WHEN DETERMINING THE TIN TO BE FURNISHED, PLEASE REFER TO THE FOLLOWING NOTE AS A GUIDELINE:

     NOTE: Individual Accounts should reflect their own TIN. Joint Accounts should reflect the TIN of the person whose name appears first. Trust Accounts should reflect the TIN assigned to the Trust. Custodial accounts for the benefit of minors should reflect the TIN of the minor. Corporations or other business entities should reflect the TIN assigned to that entity.

     Box A-Substitute Form W-9.

     (i) In order to avoid 31% federal income tax backup withholding, the Limited Partner must certify that the TIN as printed (or corrected) on the Letter of Transmittal to the Purchaser and certify, under penalties or perjury, that such Limited Partner is not subject to such backup withholding. The TIN being provided on the Substitute Form W-9 is that of the registered Limited Partner as indicated on the front of the Letter of Transmittal. If a correct TIN is not provided, penalties may be imposed by the IRS, in addition to the Limited Partner being subject to backup withholding. Certain Limited Partners (including, among others, all corporations) are not subject to backup withholding. Backup withholding is not an additional tax. If withholding results in an overpayment of taxes, a refund may be obtained from the IRS.

     (ii)DO NOT CHECK THE BOX IN BOX A, PART (ii), UNLESS YOU HAVE BEEN NOTIFIED BY THE IRS THAT YOU ARE SUBJECT TO BACKUP WITHHOLDING.

     Box B - FIRPTA Affidavit. To avoid withholding of tax pursuant to Section 1445 of the Code, each Limited Partner who or which is a United States Person (as defined in Instruction 4 above) must certify, under penalties of perjury, the Limited Partner's TIN and address, and that the Limited Partner is not a foreign person. Tax withheld under Section 1445 of the Internal Revenue Code is not an additional tax. If withholding results in an overpayment of tax, a refund may be obtained from the IRS. CHECK THE BOX IN BOX B, PART (i) ONLY IF YOU ARE NOT A U.S. PERSON, AS DESCRIBED THEREIN. CORPORATIONS SHOULD INSERT THE STATE OF INCORPORATION IN THE BLANK PROVIDED FOR THAT PURPOSE IN BOX B.

5. Box C - Foreign Persons. In order for a Limited Partner who is a foreign person (i.e., not a United States Person as defined in Instruction 4 above) to qualify as exempt from 31% backup withholding, such foreign Limited Partner must certify, under penalties of perjury, the statement in Box C of this Letter of Transmittal attesting to that foreign person's status by checking the box in such statement. UNLESS SUCH BOX IS CHECKED, SUCH FOREIGN PERSON WILL BE SUBJECT TO 31% WITHHOLDING OF TAX UNDER SECTION 1445 OF THE CODE.

6. Conditional Tenders. No alternative, conditional or contingent tenders will be accepted.

7. Assignee Status. Assignees must provide documentation to the Administrative Agent/Depositary which demonstrates, to the satisfaction of the Purchaser, such person's status as an assignee.

8. Inadequate Space. If the space provided herein is inadequate, the numbers of Units and any other information should be listed on a separate schedule attached hereto and separately signed on each page thereof in the same manner as this Letter of Transmittal is signed.



                      For Information Regarding the Offer,
                            contact the Purchaser at:

                             (800) 829-9213, ext. 12

             For assistance in completing the Letter of Transmittal
                                       OR
              For additional copies of the Offer to Purchase, call

                                 (800) 243-8440

                            The Letter of Transmittal
           should be sent to the Administrative Agent/Depositary at:

                                THE HERMAN GROUP
                       2121 San Jacinto Street, 26th Floor
                               Dallas Texas 75201

                            Telephone: (800) 243-8440
                            Facsimile: (214) 999-9323
                                       or
                                 (214) 999-9348

                                 Exhibit (a)(3)

                      Oldham Institutional Tax Credits LLC
                                 101 Arch Street
                                Boston, MA 02110

                                  July 24, 1997

          OFFER TO PURCHASE UNITS OF BOSTON FINANCIAL QUALIFIED HOUSING
                    TAX CREDITS L.P. V, A Limited Partnership

Dear Limited Partners of Boston Financial Qualified Housing Tax Credits L.P. V:

The enclosed information is very important to all Limited Partners owning Units in Boston Financial Qualified Housing Tax Credits L.P. V, A Limited Partnership (the "Partnership"). Limited Partners are being provided a convenient opportunity to sell their Units in the Partnership.

The Offer

Oldham Institutional Tax Credits, LLC, a Massachusetts limited liability company (the "Purchaser"), an affiliate of the General Partners, is offering to purchase Units up to 17,200 of the Partnership for a cash purchase price of $555 per Unit, net to seller subject to the terms and conditions in the attached Offer to Purchase, dated July 24, 1997 (the "Offer"). The selling Limited Partners will not be charged any commissions or transfer fees. Subject to the proration discussion in Section 2 of the attached Offer, the Purchaser will accept any number of units tendered by a Limited Partner. The offering period is scheduled to expire at midnight, Eastern time, August 21, 1997 and payment to selling Limited Partners will be made promptly after the expiration date.

Reasons for the Purchase Offer

The Partnership generates both tax credits and passive tax losses. Since the formation of the Partnership, corporations have shown increasing interest in investing in programs benefiting from tax credits and passive tax losses. Individuals usually cannot fully use passive tax losses since current tax laws restrict the use of such losses by individuals, whereas corporate investors, in addition to utilizing such tax credits, are able to fully utilize passive tax losses. The Purchaser intends to buy these Units and then expects to sell interests in the Purchaser to corporate investors.

Sales Opportunity

The Purchaser believes that the cash purchase price of the Offer compares favorably with current average secondary market prices and the present value of the remaining tax credits. For additional discussion of the benefits of selling these Units as compared to continuing ownership, please review Section 13 in the enclosed Offer to Purchase.

Benefits to selling Limited Partners include the opportunity to liquidate a long-term investment without incurring transfer costs and commissions, simplification and potential cost reduction of tax return preparation, convenient access to the secondary market at a competitive price and exiting an investment which investors may feel no longer meets their investment objectives. In addition, for some Limited Partners, selling these Units may permit the use of suspended passive losses against other forms of taxable income, providing additional tax benefits in the year of sale.

A Limited Partner's decision to sell his/her Unit should be based on many factors including investment objectives, ability to use the Partnership's current benefits and the willingness to wait for potential property sale proceeds for an additional nine years or more. It is possible that the overall benefits of continuing ownership of the Units could exceed the benefits of selling now. However, it is also possible that if a Limited Partner does not sell his/her Units now he/she will not realize benefits equal to those obtainable by accepting the Offer.

Partnership Status

Partnership operations appear to have stabilized in 1993 and are generating approximately $151 per Unit (a 15.1% return) in tax credits per year. The General Partners expect that the Partnership will continue to generate annual tax credits of approximately $151 per Unit through 2000, the end of the tax credit period for a majority of the properties. To satisfy tax credit requirements, the Partnership will generally not be able to begin selling its properties and liquidating Limited Partners' interests until 2006.

Summary

A Limited Partner's decision to sell or not to sell his/her units in the Partnership should be based on many factors including investment objectives, ability to use the Partnership's current benefits and the willingness to wait for property sale proceeds for an additional nine years or more. In today's secondary market, the Offer presents a competitive price. However, if a Limited Partner wishes to remain in the Partnership, it is possible that the overall benefits of continuing ownership could exceed the benefits of selling now. It is also possible that current estimates will not be achieved and a remaining Limited Partner will not realize benefits equal to this Offer. THE ATTACHED INFORMATION SHOULD BE READ VERY CAREFULLY. IT PROVIDES SPECIFIC DETAILS ABOUT THE TERMS OF THE SALE AND ITS CONSEQUENCES TO YOU AND CONTAINS INSTRUCTIONS FOR COMPLETING THE SALE DOCUMENTS. YOU SHOULD CONSULT WITH YOUR ADVISORS ABOUT THE FINANCIAL, TAX, LEGAL AND INVESTMENT IMPLICATIONS TO YOU OF ACCEPTING THE OFFER. To accept the Offer, complete and sign the enclosed Letter of Transmittal and return it in the enclosed envelope. The Purchaser has engaged The Herman Group, Inc. to assist in the administration of this Offer. You may be contacted by them to discuss the enclosed documentation. In addition, please feel free to call Oldham Institutional Tax Credits LLC at 1-800-829-9213 ext. 12 if you have any questions.

Sincerely,



Oldham Institutional Tax Credits LLC